Exhibit 99.1

Today / Fibre to the home / Rural Internet / Customer service / Wireless networks / Crave / Collaboration solutions / Smart Cities / IoT / Streaming video / Whole Home Wi-Fi / Fibe TV / Basketball / Inclusion / Virtual networks / Advertising reach / Mobile roaming / Hockey / Alt TV / Football / Connected cars / R&D / Local programming / Managed services / Streaming radio / Mental health / Manitoba / Prepaid wireless / Enterprise security / Business efficiency / Public safety / Self serve / News, sports & entertainment / The Source / Montréal transit / Branch connectivity / Order tracking / Content production / Soccer / Broadband speeds / Unified communications / Data centres / Cloud computing / Smart Homes / Canada / Dividends / just got better.

MARCH 7, 2019

BCE

In this Annual Information Form, we, us, our and BCE mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates. MTS means, as the context may require, until March 17, 2017, either Manitoba Telecom Services Inc. or, collectively, Manitoba Telecom Services Inc. and its subsidiaries; and Bell MTS means, from March 17, 2017, the combined operations of MTS and Bell Canada in Manitoba.

Each section of BCE’s 2016, 2017 and 2018 management’s discussion and analysis (BCE 2016 MD&A, BCE 2017 MD&A and BCE 2018 MD&A, respectively) and each section of BCE’s 2018 consolidated financial statements referred to in this Annual Information Form is incorporated by reference herein. The BCE 2016 MD&A, BCE 2017 MD&A, BCE 2018 MD&A and BCE 2018 consolidated financial statements have been filed with the Canadian provincial securities regulatory authorities (available at sedar.com) and with the United States (U.S.) Securities and Exchange Commission (SEC) as exhibits to BCE’s annual reports on Form 40-F (available at sec.gov). They are also available on BCE’s website at BCE.ca.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this Annual Information Form is as of March 7, 2019, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

Effective January 1, 2018, we applied IFRS 15 – Revenue from Contracts with Customers, as described in section 10.1, Our accounting policies of the BCE 2018 MD&A, retrospectively to each period in 2017 previously reported.

Trade-marks: The following are trade-marks referred to and used as such in this Annual Information Form that BCE Inc., its subsidiaries, joint arrangements, associates or other entities in which we hold an equity interest, own or use under licence. BCE is a trade-mark of BCE Inc.; Aliant, Alt TV, Bell, Bell Canada, Bell Centre, Bell Connected Car, Bell Media, Bell Mobility, Bell MTS, Bell Total Connect, Bell TV, Fibe, Let’s Talk, MTS, Q9, Q9 Networks and TV Everywhere are trade-marks of Bell Canada; Astral, Astral Media, BNN, Crave, CTV, CTV 2, The Movie Network and TMN are trade-marks of Bell Media Inc.; Lucky Mobile is a trade-mark of Bell Mobility Inc.; AlarmForce is a trade-mark of AlarmForce Industries Inc.; Axia is a trade-mark of Axia NetMedia Corporation; Bloomberg is a trade-mark of Bloomberg L.P.; Discovery is a trade-mark of Discovery Communications, LLC; Expertech is a trade-mark of Expertech Network Installation Inc.; ExpressVu is a trade-mark of Bell ExpressVu Limited Partnership; Glentel, WIRELESSWAVE, Tbooth Wireless, and WIRELESS etc. are trade-marks of Glentel Inc.; HBO is a trade-mark of Home Box Office Inc.; Maple Leaf Sports & Entertainment is a trade-mark of Maple Leaf Sports & Entertainment Partnership; Montreal Canadiens is a trade-mark of Le Club de Hockey Canadien Inc.; The Source is a trade-mark of The Source (Bell) Electronics Inc.; RDS, RDS Direct, TSN and TSN Direct are trade-marks of The Sports Network Inc.; Virgin Mobile and Virgin Mobile Canada are trade-marks of Virgin Enterprises Limited.

We believe that our trade-marks are very important to our success and take appropriate measures to protect, renew and defend them. Any other trade-marks used in this Annual Information Form are the property of their respective owners.

© BCE Inc., 2019. All rights reserved.

BCE Inc. 2018 Annual Information Form

Table of contents

			ANNUAL INFORMATION FORM	PARTS OF MD&A AND FINANCIAL STATEMENTS INCORPORATED BY REFERENCE (REFERENCES ARE TO PAGES OF THE BCE 2018 ANNUAL REPORT, EXCEPT WHERE OTHERWISE INDICATED)
1	Caution regarding forward-looking statements		2	46-47; 62; 67-68; 73; 93-99
2	Corporate structure		4
	2.1	Incorporation and registered office	4
	2.2	Subsidiaries	4
3	Description of our business		5
	3.1	General summary	5	31-34; 52; 58; 62; 64; 67-68; 73; 87
	3.2	Strategic imperatives	6	41-45
	3.3	Competitive strengths	6	44
	3.4	Marketing and distribution channels	8
	3.5	Transformation of our networks, systems and processes	10
	3.6	Networks	10
	3.7	Employees	12
	3.8	Corporate responsibility	13
	3.9	Competitive environment	15	47-48; 60-62; 66-67; 69; 71-74
	3.10	Regulatory environment	15	88-92
	3.11	Intangible properties	16
4	General development of our business – three-year history		17
	4.1	Transactions	17
	4.2	Corporate developments	18	34-37; 41-45; 34-37 (1); 40-43 (1); 33-36 (2); 39-42 (2)
	4.3	Regulatory environment	18	88-92; 91-96 (1); 90-94 (2)
5	Our capital structure		19
	5.1	BCE securities	19	158-159
	5.2	Bell Canada debt securities	20	148-149
	5.3	Credit ratings	21
	5.4	Trading of our securities	24
6	Dividends and dividend payout policy		26	35-37
7	Our directors and executive officers		27
	7.1	Directors	27
	7.2	Executive officers	28
	7.3	Directors’ and executive officers’ share ownership	28
8	Legal proceedings		29
9	Interest of management and others in material transactions		32
10	Interest of experts		32
11	Transfer agent and registrar		32
12	For more information		32
13	Schedule 1 – Audit Committee information		33
14	Schedule 2 – Audit Committee charter		35

(1)	References to parts of the BCE 2017 MD&A contained in BCE’s annual report for the year ended December 31, 2017 (BCE 2017 Annual Report).
(2)	References to parts of the BCE 2016 MD&A contained in BCE’s annual report for the year ended December 31, 2016 (BCE 2016 Annual Report).

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1	Caution regarding forward-looking statements

BCE Inc. 2018 Annual Information Form

1 Caution regarding forward-looking statements

Certain statements made in this Annual Information Form are forward-looking statements. These statements include, without limitation, statements relating to our network deployment and capital investment plans, BCE’s dividend growth objective, 2019 annualized common share dividend and common share dividend payout policy, our business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the U.S. Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this Annual Information Form describe our expectations as at March 7, 2019 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this Annual Information Form for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook, as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in this Annual Information Form are based on a number of assumptions that we believed were reasonable as at March 7, 2019. Refer in particular to the sections of the BCE 2018 MD&A entitled Business outlook and assumptions on pages 46, 47, 62, 67, 68 and 73 of BCE’s annual report for the year ended December 31, 2018 (BCE 2018 Annual Report) for a discussion of certain key economic, market and operational assumptions we have made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously mentioned forward-looking statements and other forward-looking statements contained in this Annual Information Form include, but are not limited to:

  the intensity of competitive activity, including from new and emerging competitors, coupled with new product launches, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the fundamental separation of content and connectivity, which is changing our television (TV) and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market competition with global competitors, in addition to traditional Canadian TV competitors, for programming content, which could drive significant increases in content acquisition costs and challenge our ability to secure key content the proliferation of content piracy impacting subscriber growth and our ability to monetize products and services, as well as creating bandwidth pressure adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, spectrum auctions, consumer-related codes of conduct, approval of acquisitions, broadcast licensing and foreign ownership requirements

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  the inability to protect our physical and non-physical assets, including networks, information technology (IT) systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire and natural disasters the failure to optimize network and IT deployment and upgrade timelines, accurately assess the potential of new technologies, or invest and evolve in the appropriate direction the failure to continue investment in next-generation capabilities in a disciplined and strategic manner the inability to drive a positive customer experience in all aspects of our engagement with customers the complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, staff reductions, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business, deploy new network and other technologies and offer new products and services, as well as to comply with various obligations changes to our base of suppliers or outsourcers that we may decide or be required to implement the failure of our vendor selection, governance and oversight processes established to seek to ensure full risk transparency associated with existing and new suppliers security and data leakage exposure if security control protocols affecting our suppliers are bypassed the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors, whether the dividend on common shares will be increased, or whether BCE’s dividend payout policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities unfavourable resolution of legal proceedings and, in particular, class actions new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices and equipment the inability to maintain customer service and our networks operational in the event of epidemics, pandemics or other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements are discussed in this Annual Information Form and the BCE 2018 MD&A and, in particular, in section 9, Business risks of the BCE 2018 MD&A, on pages 93 to 99 of the BCE 2018 Annual Report.

We caution readers that the risks described above are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 7, 2019. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

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2	Corporate structure

BCE Inc. 2018 Annual Information Form

2 Corporate structure

2.1 Incorporation and registered office

BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, as amended by (a) a certificate and articles of arrangement dated July 10, 2006 to implement a plan of arrangement providing for the distribution by BCE Inc. to its shareholders of units in the Bell Aliant Regional Communications Income Fund and to consolidate outstanding BCE Inc. common shares, (b) a certificate and articles of amendment dated January 25, 2007 to implement a plan of arrangement providing for the exchange of Bell Canada preferred shares for BCE Inc. preferred shares, (c) a certificate and articles of amendment dated June 29, 2011 to create two additional series of BCE Inc. Cumulative Redeemable First Preferred Shares (first preferred shares), and (d) certificates and articles of amendment dated September 22, 2014 and November 11, 2014 to create six additional series of BCE Inc. first preferred shares. BCE Inc.’s head and registered offices are located at 1, Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3.

2.2 Subsidiaries

The table below shows BCE Inc.’s main subsidiaries at December 31, 2018, which are all incorporated in Canada, and the percentage of voting securities that BCE Inc. directly or indirectly held in such subsidiaries. BCE Inc. has other subsidiaries that have not been included in the table since each represented 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues at December 31, 2018. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2018.

SUBSIDIARY	PERCENTAGE OF VOTING SECURITIES HELD BY BCE INC. AT DECEMBER 31, 2018	(1)
Bell Canada	100%
Bell Mobility Inc.	100%
Bell Media Inc.	100%

(1)	At December 31, 2018, BCE Inc. directly held 94.1% of the voting securities of Bell Canada and indirectly held the remaining 5.9% through its wholly-owned subsidiary, Bell MTS Inc. BCE Inc. indirectly held all the voting securities of: (i) Bell Mobility Inc. (Bell Mobility) through Bell Canada, which in turn indirectly held all the voting securities of Bell Mobility through its wholly-owned subsidiary, Bell Mobility Holdings Inc.; and (ii) Bell Media Inc. (Bell Media) through Bell Canada.

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	3	Description of our business

BCE Inc. 2018 Annual Information Form

3 Description of our business

3.1 General summary

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs. Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media.

Bell Wireless provides integrated wireless voice and data communications products and services to our residential, small and medium-sized business and large enterprise customers across Canada.

Bell Wireline provides data, including Internet access and Internet protocol television (IPTV), local telephone, long distance, as well as other communications services and products to our residential, small and medium-sized business and large enterprise customers, primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Bell Media provides conventional TV, specialty TV, pay TV and streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers nationally across Canada.

Additional information regarding our business operations and the products and services we provide can be found in section 1.2, About BCE of the BCE 2018 MD&A, on pages 31 to 34 of the BCE 2018 Annual Report.

In addition to our operating segments, we also hold investments in a number of other assets, including:

  a 28% indirect equity interest in Maple Leaf Sports & Entertainment Ltd., a sports and entertainment company that owns several sports teams, including the Toronto Maple Leafs, the Toronto Raptors, the Toronto FC and the Toronto Argonauts, as well as real estate and entertainment assets in Toronto a 50% indirect equity interest in Glentel Inc. (Glentel), a Canadian-based dual-carrier, multi-brand mobile products distributor an 18.4% indirect equity interest in entities that operate the Montreal Canadiens Hockey Club, evenko (a promoter and producer of cultural and sports events) and the Bell Centre in Montréal as well as Place Bell in Laval, Québec

A discussion of the key acquisitions, investments and dispositions completed by BCE in the last three financial years can be found in section 4.1, Transactions of this Annual Information Form.

For the years ended December 31, 2018 and 2017, we generated consolidated operating revenues of $23,468 million and $22,757 million, respectively, and consolidated net earnings of $2,973 million and $3,050 million, respectively. For the year ended December 31, 2018, Bell Wireless’ operating revenues totalled $8,422 million ($8,372 million external revenues), Bell Wireline’s operating revenues totalled $12,662 million ($12,419 million external revenues) and Bell Media’s operating revenues totalled $3,121 million ($2,677 million external revenues). For the year ended December 31, 2017, Bell Wireless’ operating revenues totalled $7,926 million ($7,881 million external revenues), Bell Wireline’s operating revenues totalled $12,400 million ($12,200 million external revenues) and Bell Media’s operating revenues totalled $3,104 million ($2,676 million external revenues). A table showing the operating revenues that each segment contributed to total operating revenues for the years ended December 31, 2018 and 2017 can be found in section 4.3, Operating revenues of the BCE 2018 MD&A, on page 52 of the BCE 2018 Annual Report. A table showing the operating revenues of our Bell Wireless and Bell Wireline segments by category of product and service can be found in section 5.1, Bell Wireless and section 5.2, Bell Wireline of the BCE 2018 MD&A, on pages 58 and 64, respectively, of the BCE 2018 Annual Report.

Some of our segments’ revenues vary slightly by season. For more information, refer to section 7.2, Quarterly financial information – Seasonality considerations of the BCE 2018 MD&A, on page 87 of the BCE 2018 Annual Report.

Finally, additional information regarding the business outlook of our Bell Wireless, Bell Wireline and Bell Media segments can be found in the sections entitled Business outlook and assumptions of the BCE 2018 MD&A, on pages 62, 67, 68 and 73 of the BCE 2018 Annual Report.

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3	Description of our business

BCE Inc. 2018 Annual Information Form

3.2 Strategic imperatives

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objectives are to grow our subscriber base profitably and to maximize revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential, business and wholesale customers, and as Canada’s premier content creation company. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders. Our strategy is centred on our disciplined focus and execution of six strategic imperatives.

The six strategic imperatives that underlie BCE’s business plan are:

1. Invest in broadband networks and services

2. Accelerate wireless

3. Leverage wireline momentum

4. Expand media leadership

5. Improve customer service

6. Achieve a competitive cost structure

Additional information regarding our strategic imperatives can be found in section 2, Strategic imperatives of the BCE 2018 MD&A, on pages 41 to 45 of the BCE 2018 Annual Report.

3.3 Competitive strengths
CANADA’S LARGEST COMMUNICATIONS COMPANY

We are Canada’s largest communications company, offering a wide range of telecommunications products and services to approximately 22 million subscribers, as indicated below:

  We are the largest local exchange carrier in Canada. BCE operates an extensive local access network in Ontario, Québec, the Atlantic provinces and Manitoba, as well as in Canada’s Northern Territories. We provide a complete suite of wireless communications, wireline voice and data, including Internet access and TV, product and service offerings to residential, business and wholesale customers
  We also offer competitive local exchange carrier (CLEC) services in Alberta and British Columbia
  At December 31, 2018, BCE was one of the largest wireless operators in Canada based on number of subscribers, providing approximately 9.6 million subscribers with nationwide mobile voice and data services
  BCE is the largest TV provider in Canada, nationally broadcasting a wide range of domestic and international programming to more than 2.85 million subscribers at December 31, 2018 through its IPTV services, Fibe TV and Alt TV, as well as its satellite TV service
  BCE is the largest Internet service provider in Canada, providing approximately 3.9 million customers at December 31, 2018 with high-speed Internet access through fibre-optic, digital subscriber line (DSL) and wireless-to-the-premise (WTTP) technology
  BCE operated approximately 6 million residential and business network access service (NAS) lines at December 31, 2018

Our scale, due to a large customer base, our wireline and wireless network reach, and our ability to sell through a variety of distribution channels, as discussed in more detail in section 3.4, Marketing and distribution channels in this Annual Information Form, give us a key competitive advantage. With a wireless network service footprint that encompasses approximately 99% of the Canadian population, and a wireline incumbent local exchange carrier footprint that extends to approximately three-quarters of Canadian households, BCE is well positioned to take advantage of integrated wireless and wireline solutions in the future.

Our approximately 1,360 Bell-branded stores and The Source (Bell) Electronics Inc. (The Source) locations across Canada provide a significant number of retail outlets where customers can buy Bell products and services, including in Canada’s highest-traffic mall locations. Our products and services are also offered at the wireless retail locations of Glentel, in which we hold a 50% ownership interest. In addition, our products and services offered under the Virgin Mobile Canada (Virgin Mobile) brand and, since December 2017, the Lucky Mobile brand enhance our competitive market position by allowing us to compete more effectively with the Canadian industry’s other discount brands as well as with the newer wireless entrants. Lucky Mobile is an easy and low-cost prepaid wireless service for budget-conscious Canadians, with monthly plans starting at just $20 for unlimited local calling. Lucky Mobile is now available in all ten Canadian provinces.

TECHNOLOGICALLY ADVANCED WIRELESS NETWORKS AND SERVICES

Our Bell Wireless segment provides wireless services over technologically advanced wireless networks that are available to virtually all of the Canadian population. We offer a broad range of wireless voice and data communications products and services to residential and business customers through our Bell, Virgin Mobile and Lucky Mobile brands.

Wireless is a key growth segment for us and, as such, we have established strategic priorities seeking to further enhance our offerings. We are focused on maintaining our market share momentum of incumbent wireless postpaid customer activations, growing our prepaid market share, generating higher average billing per user, improving sales execution and customer retention, and increasing data service offerings. We also believe our priorities for improved customer experience at all touch points, enhanced network quality and performance driven by effective spectrum deployment and carrier aggregation that support bandwidth and speeds, as well as a broad device offering, should continue to improve our ability to attract and retain wireless customers. With our national high-speed packet access plus (HSPA+) network, our fourth-generation (4G) long-term evolution (LTE) wireless network service (which reached 99% of the Canadian population as at December 31, 2018), and our Dual-band, Tri-band and Quad Band LTE Advanced (LTE-A) network service (our Dual-band LTE-A network service reached approximately 91% of the

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	3	Description of our business

BCE Inc. 2018 Annual Information Form

Canadian population at December 31, 2018), we are able to offer one of the broadest ranges of choice in wireless smartphones in Canada, along with extensive North American and international coverage.

In 2018, following successful trials, Bell rolled out its enhanced Gigabit LTE-A network to core locations within Toronto and Kingston, with planned expansion to more areas in 2019 as smartphones that support these advanced speeds come to market. To boost LTE-A speeds to the Gigabit level, Bell is employing a combination of carrier aggregation and 4X4 Multiple Input Multiple Output (MIMO) technology to increase spectrum efficiency and multiply capacity.

In 2016, we successfully demonstrated fifth-generation (5G) mobile technology in collaboration with Nokia Corporation. Conducted at Bell’s Wireless Innovation Centre in Mississauga, Ontario, the trial leveraged spectrum in the 73 gigahertz (GHz) range to achieve sustained data speeds more than six times faster than top 4G mobile speeds now available in Canada. Depending how global operators roll out the technology, 5G has the potential to provide significantly faster data speeds than current 4G networks and more capacity to meet the demands of mobile customers for broadcast video and Internet of Things (IoT) applications, including Bell Connected Car and city-wide IoT solutions. Bell continues to advance its 5G capacity in collaboration with its partners.

LEADERSHIP IN INNOVATIVE INTERNET OF THINGS SECTOR

Bell has taken a leadership position in the fast-growing IoT sector, which enables the interconnection of a range of devices and applications that send and receive data. In June 2017, Bell concluded an agreement with Hyundai AutoEver Telematics America, a subsidiary of Hyundai Motor Group, to deliver a range of connected telematics services including security, safety, diagnostics and infotainment to select Hyundai and Kia vehicles over Bell’s national mobile network. In August 2017, Bell started to offer global connectivity for our leading-edge IoT platforms and applications. Bell’s new global IoT connectivity solutions offer customers uninterrupted worldwide network access and the ability to manage all of their international devices remotely from a single web platform. In 2018, Bell further extended its extensive lineup of innovative IoT applications, including the following:

  Bell announced its Smart City Accelerator program with the City of Kingston and the City of Orillia, which employs IoT data monitoring solutions to improve municipal operating efficiencies benefiting residents
  Bell entered into a multi-year agreement with Superior Propane, a subsidiary of Superior Plus Corp., to deliver a comprehensive fuel tank monitoring solution for its business and residential customers on Bell’s national LTE mobile network
  Bell announced that it enabled built-in wireless fidelity (Wi-Fi) hotspots in supported Ford and Lincoln vehicles with Bell Connected Car – Built In service
  Bell worked with Echologics, an industry leader in leak detection technology, to implement a water management solution for Medicine Hat, Alberta
  Bell announced a managed IoT security service that offers businesses, smart cities and other organizations employing IoT solutions an advanced layer of comprehensive security services to detect and respond to evolving cyber threats

NEXT-GENERATION HIGH-SPEED INTERNET AND TV SERVICES

Our strategic imperative to invest in broadband networks and services is focused on the deployment of high-speed fibre access through our fibre-to-the-node (FTTN) and fibre-to-the-premise (FTTP) initiatives. At December 31, 2018, our expanding FTTN and FTTP broadband fibre network covered approximately 9.5 million premises (homes and business locations) in Ontario, Québec, the Atlantic provinces and Manitoba. It enables the delivery of Bell’s next-generation fibre-optic high-speed Internet service, marketed as Fibe Internet and Virgin Mobile Home Internet, offering speeds of up to 100 megabits per second (Mbps) with FTTN, or 1.5 Gigabits per second (Gbps) with FTTP, through our Gigabit Fibe 1.5 service in Ontario, Québec and the Atlantic provinces. Refer to section 3.6, Networks – Wireline – High-speed fibre deployment in this Annual Information Form for more details concerning the deployment of our fibre-optic high-speed In ternet services. In 2018, Bell Canada took the top spot in PCMag’s “The Fastest ISPs of 2018: Canada”, delivering the highest overall Internet speed index in Canada. Our operations in the Atlantic provinces, marketed under the Bell Aliant brand, took second place in the speed tests while Bell MTS moved into the top 10 for the first time. PCMag’s conclusions were based on nearly 12,000 tests of Canadian Internet service providers large and small between September 2017 and June 2018.

Our broadband fibre network also enables the delivery of Bell’s next-generation IPTV services, Fibe TV and Alt TV. Bell’s IPTV services target areas in Ontario, Québec, the Atlantic provinces and Manitoba, where cable providers have long been dominant, providing us with the opportunity to gain significant market share through offering a comprehensive multi-product bundle of communications services to customers. Delivered over our advanced high-speed fibre-optic network, our IPTV service expands TV choice and competition in several markets.

Bell’s Fibe TV service, built on a next-generation IPTV platform, offers a wide range of flexible programming options and innovative features such as: the Fibe TV wireless receiver, which enables customers to enjoy the Fibe experience on up to five additional TVs anywhere in the home without the hassle of running cable through the house; the Restart and Look Back features, enabling customers to rewind and watch TV shows already in progress from the beginning and up to 30 hours after they started; and the Trending feature, which lists the five most-watched shows in both English and French among Fibe TV customers at any given time and allows customers to switch to watch live or Restart from the beginning. We also offer the Bell Fibe TV app, which brings the rich Fibe TV viewing experience to tablets, smartphones and computers using a web browser with access to more than 500 live and on-demand channels at home or on the go, which allows customers to seamlessly transfer a channel being viewed from a mobile device to TV, or resum e what is being watched on TV on a mobile device, and allows customers to control their TVs with their mobile devices. Fibe TV further allows access to Netflix directly from customer TV receivers, providing a seamless experience. In 2018, we introduced the Download & Go feature, whereby Fibe customers in Ontario, Québec and Atlantic Canada can download their personal video recordings with the Fibe TV app to watch on iOS and Android mobile devices without Wi-Fi network access. Bell’s Fibe TV has become a popular TV option, increasing our IPTV subscriber base by 8.1% in 2018 to 1,675,706 customers at December 31, 2018.

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We also offer the Fibe Alt TV app, a completely new way to watch live and on-demand TV. With no traditional TV set-top box required, Alt TV is accessed through the Fibe TV app and offers up to 500 live and on-demand channels on laptops, smartphones, tablets, Apple TV, Amazon Fire TV Stick and a variety of Android TV devices. Alt TV offers access to two TV streams at a time and customers can add individual channels to build their own Alt TV packages. Like Bell’s Fibe TV service, Alt TV operates as a licensed broadcast service on the privately managed Bell Fibe broadband network for in-home viewing, and on mobile or Wi-Fi networks outside the home.

INCUMBENT WIRELINE SERVICE PROVIDER WITH MARKET LEADERSHIP POSITION

Our leadership position in broadband Internet and TV and our broad suite of product offerings serve as a foundation for the other products and services we offer. This provides us with a significant number of established customer connections to drive uptake of new products and services, either through bundled offerings or on a stand-alone basis, and allows us to improve customer retention. Bell’s Fibe TV is driving strong multi-product bundle sales as we continue to expand our market share in communities across Ontario, Québec, the Atlantic provinces and Manitoba.

Our business markets team maintains a leadership position, having established relationships with a majority of Canada’s largest 100 corporations. Our team continues to deliver network-centric business service solutions to large business and public sector clients, including data hosting and cloud computing services, which are key to business communications today and increase the value of connectivity services. For example, in October 2018, Bell launched its new Virtual Network Services (VNS) platform, which offers enterprise business customers a catalogue of on-demand network functions that reside securely in Bell’s private cloud. Bell VNS responds to customers’ on-demand needs by transforming and centralizing hardware-based networks into virtualized, software-driven networks. Bell also announced it will offer a managed software-defined wide area network (SD-WAN) solution powered by Cisco Viptela, the first Virtual Network Function offered on the Bell VNS platform. Bell VNS is an end-to-end managed solution for enterprise customers across Canada.

OUR SIGNIFICANT MEDIA ASSETS

Bell Media’s range of video content enhances the execution of our strategic imperatives by leveraging our significant broadband network investments, accelerating Bell’s video growth across all screens and platforms, and achieving a competitive cost structure. Ownership of Bell Media enables us to maximize strategic and operating synergies, including the efficiency of our content and advertising spend.

Bell Media’s assets in video, radio, digital media and OOH advertising are a key competitive advantage, as indicated below:

  We own and operate 30 conventional TV stations, including CTV, Canada’s highest-rated TV network based on viewership
  We own and operate 33 specialty and pay TV channels, as well as three direct-to-consumer streaming services, including Crave, the exclusive home of HBO in Canada
  In 2018, our 109 licensed radio stations in 58 markets across Canada reached on average 16.6 million listeners per week across the country
  We own and operate the most visited Canadian-owned online media business in the Canadian digital landscape
  We own Astral, an OOH advertising business with a network of more than 31,000 advertising faces strategically located in the key markets of British Columbia, Alberta, Ontario, Québec and Nova Scotia. It offers a portfolio of five innovative product lines: outdoor advertising, street furniture, airport, transit and digital.
  We own Crave, a subscription on-demand video streaming service, providing premium content and a robust lineup of video programming. On November 1, 2018, pay TV service The Movie Network (TMN) was rebranded as Crave, making the brand ubiquitous across all platforms. The all-new Crave features a broad catalogue of sought-after content and Emmy Award-winning programming. With Crave, current HBO programming as well as box-office hits are available directly to all Canadians with access to the Internet
  We provide live and on-demand access to content from our conventional and specialty networks, CTV and CTV 2, BNN Bloomberg, TSN, RDS and other brands in news, sports and entertainment. Bell Media’s TV Everywhere services feature a series of apps including CTV, Discovery, TSN and RDS, providing live and on-demand content delivered to smartphones, tablets and computers.
  In June 2018, we launched TSN Direct and RDS Direct, making TSN and RDS content available directly to consumers with access to the Internet

In addition to our industry-leading position, our competitive strengths include our broad reach across Canada, our ability to acquire top programming for conventional, specialty and pay TV and streaming services, our constant drive to provide the most engaging and interactive experience for viewers, and our ability to serve the needs of advertisers across multiple platforms.

Refer to section 2.4, Expand media leadership  of the BCE 2018 MD&A, on page 44 of the BCE 2018 Annual Report, for a description of certain agreements entered into and initiatives launched in 2018 by Bell Media.

3.4 Marketing and distribution channels

BELL WIRELESS AND BELL WIRELINE

The guiding principle driving our marketing strategy is to offer our clients the ultimate in reliable, simple and accessible telecommunications services. In doing so, our objective is to increase customer acquisition, retention and loyalty through multiple service offerings.

Through the bundling of services, which combines wireline local voice and long distance, high-speed Internet and TV, as well as wireless services, our goal is to use a multi-product offering to achieve competitive differentiation by offering a premium, integrated set of services that provides customers more freedom, flexibility and choice. We also make use of limited-time promotional offers featuring discounted rate plans, special rates on wireless handsets and TV receivers, as well as other incentives, to stimulate new customer acquisition and retain existing customers or to respond to competitive pressures in our markets.

We focus our marketing efforts on a coordinated program of TV, print, radio, Internet, outdoor signage, direct mail and point-of-sale media promotions. We engage in mass-market advertising in order to maintain our brand and support direct and indirect distribution

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channels. Coordinated marketing efforts throughout our service area ensure that our marketing message is presented consistently across all our markets. Promoting the Bell brands is complemented by our other brand marketing efforts, reinforcing awareness of all our services and capitalizing on the size and breadth of our customer base across all product lines.

The Bell brands play a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level.

Specifically for Bell Wireless, acquiring and retaining postpaid and prepaid subscribers is a key marketing objective that we seek to achieve through our networks and suite of leading-edge devices and services to drive higher usage and increased adoption of data services. We offer discounts on the price of wireless handsets in exchange for a contractual commitment from a subscriber, a practice also used by other Canadian wireless operators. Research has shown that a key driver of customer acquisition is handset selection and style. Our current wireless device portfolio includes many leading-edge devices, some launched as exclusive to Bell in the Canadian market. As the Canadian wireless market further matures and competition intensifies, including as a result of Innovation, Science and Economic Development Canada (ISED) spectrum auctions since 2008, customer retention is becoming increasingly important. Accordingly, we employ customer retention initiatives aimed at increasing our customers’ level of satisfaction and loyalty.

We deliver our products and services to residential customers through:

  a network of corporate and dealer-owned Bell, Bell Mobility and Virgin Mobile, as well as corporate-owned Lucky Mobile, retail locations
  The Source’s approximately 520 retail locations
  national retailers such as Best Buy, Walmart, Loblaws and Glentel’s WIRELESSWAVE, Tbooth wireless and WIRELESS etc., as well as a network of regional and independent retailers in all regions call centre representatives
  our websites, including Bell.ca, virginmobile.ca and Luckymobile.ca door-to-door sales representatives

We also offer customers the convenience of One Bill for home phone, Internet, TV and wireless services.

For small business customers, our residential and small business team offers a wide range of services, including Business Fibe Internet, Bell Total Connect, Business Phone and TV, along with many other communications solutions, all designed for companies that typically have fewer than 20 employees. Small business solutions are sold through dedicated call centre representatives and our bell.ca website, as well as our retail network and door-to-door sales representatives.

Communications solutions, other than wireless, for mid-sized and large business customers are delivered by our business markets team. Our products and services are sold through dedicated sales representatives, call centres, certified resellers and competitive bids. By combining products and services, including professional services, into fully managed, end-to-end information and technology solutions, we have been successful in procuring both mid-sized and large enterprise customers with complex communications requirements. We continue to differentiate ourselves in the marketplace by enhancing our customer service levels and offering solutions designed to provide superior service, performance, availability and security. We deliver expertise in key solution areas, including Internet, private networks and broadcasts, voice and unified communications, data centres, customer contact and security solutions.

Our wireless products and services are delivered to business customers, including small business customers, through the same channels as those previously described for services to residential customers. In addition, Bell’s business customers are served by our nationwide sales team responsible for the sale of wireless products and services to business customers, as well as the execution of sales contracts.

Our wholesale business’ communications products and services are delivered by our wholesale team. They are sold through our dedicated sales representatives, web portals and call centres.

BELL MEDIA

Bell Media’s video and OOH customer base is comprised primarily of large advertising agencies, which place advertisements with Bell Media on behalf of their customers. Bell Media also has contracts with a variety of broadcasting distribution undertakings (BDUs), under which monthly subscription fees for specialty TV, pay TV and streaming services are earned. Bell Media’s radio broadcast customer base is comprised of both advertising agencies and businesses in local markets.

Bell Media’s conventional TV networks are delivered to Canadians through over-the-air broadcast transmission and through distribution by BDUs. Bell Media’s specialty TV, pay TV and streaming channels are delivered through distribution arrangements with BDUs, and its radio programming is distributed through over-the-air transmission. In addition to these primary distribution channels, Bell Media also distributes its video and radio programming through a variety of non-traditional means, such as mobile and Internet streaming. Crave is available directly to all Canadians with access to the Internet, including via in-app purchase on AppleTV, as well as to customers of numerous Canadian BDUs. Crave streams on IPTV-enabled set-top boxes, mobile apps, the web, Chromecast, select Samsung Smart TVs and more. Finally, Bell Media’s OOH business delivers its services through an inventory of OOH faces and street furniture equipment in the key markets of British Columbia, Alberta, Ontario, Québec and Nova Scotia.

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3.5 Transformation of our networks, systems and processes

In 2015, we launched a project seeking to transform our networks, systems and processes with three main objectives: (a) to become more agile in our service delivery and operations, including self-serve and instant-on capabilities for our customers; (b) to ensure best quality and best customer experience; and (c) to develop a new network infrastructure that enables a competitive cost structure with rapidly growing capacity needs. We are leveraging new technologies, including network functions virtualization, software-defined networks and cloud technologies. These technologies offer unprecedented levels of flexibility, automation and elastic capacity: 5G, IoT, enhanced Internet, communication and video services, as well as the next generation of enterprise cloud applications, all depend heavily on these capabilities. We work closely with our partners and are leveraging these connections by contributing to industry associations that are accelerating this evolution, such as the open source software and hardware initiatives. We are also focusing on transforming our organization and some key development and operational processes to meet our objectives.

3.6 Networks

The telecommunications industry is evolving rapidly as it continues to move from multiple service-specific networks to Internet protocol (IP)-based integrated communications networks that can carry voice, data and video traffic. We continue to work with key vendor partners to expand our national multi-service IP-enabled networks.

Our communications networks provide wireless and wireline voice, data and video services to customers across Canada. Our infrastructure includes:

  national transport networks for voice, data and video traffic, including Internet traffic urban and rural access networks and infrastructure for delivering services to customers national wireless networks that provide voice, data and video services
WIRELESS

To provide wireless connectivity, we have deployed and operate a number of nationwide wireless broadband networks compatible with global standards that deliver high-quality and reliable voice and high-speed data services. With our high-speed data network, we are able to offer Canadian consumers a broad range of choice in wireless smartphones, including devices from Apple, Samsung, HTC, Huawei, ZTE, Motorola, Google, BlackBerry, Novatel, Sony, Sonim, LG and Alcatel, as well as touch screen tablets and other devices designed for data services such as video and audio streaming, IoT communications, e-mail, messaging, Internet access and social networking.

HSPA+ NETWORK

Our wireless HSPA+ network offered high-speed mobile access to 99% of the Canadian population at December 31, 2018, covering thousands of cities and towns in both urban and rural locations. The HSPA+ network supports global roaming, as well as a wide range of smartphones, data cards, universal serial bus (USB) sticks, tablets and other leading-edge mobile devices. Our HSPA+ network also supports international roaming to 230 outbound destinations (178 of them also supporting 4G LTE). The vast majority of the site connectivity for the HSPA+ network was built with high-speed fibre and an all-IP architecture for enhanced reliability.

4G LTE NETWORK

With Bell’s 4G LTE wireless network coverage, customers have data access speeds similar to those of broadband connections and significantly faster than our HSPA+ network, making it easier for users to download applications, stream high-definition videos and music, play online games or videoconference and chat with virtually no delays or buffering.

Our LTE wireless network reached 99% of the Canadian population coast to coast at December 31, 2018 with download speeds up to 150 Mbps, with expected average download speeds from 18 to 40 Mbps. LTE currently accounts for 92% of our total wireless data traffic.

The HSPA+ and LTE networks work together in that all Bell LTE devices support both networks. At first, voice calls initiated when an LTE device was attached to an LTE network were transferred to the HSPA+ network for processing. In April 2016, we introduced Voice over LTE (VoLTE) so that the phone stays on the LTE network for both voice and data calls. By implementing VoLTE, we can reduce voice call set-up time and operate the network more efficiently.

LTE-A NETWORK SERVICE

With Dual-band LTE-A technology, Bell can deliver speeds of up to 260 Mbps (expected average download speeds of 18 to 74 Mbps). By assigning three radio channels or carriers to one user, we can deliver, with Tri-band LTE-A technology, mobile data speeds of up to 335 Mbps (expected average download speeds of 25 to 100 Mbps).

Since 2017, Bell’s LTE network is capable of delivering Quad band LTE-A service. Quad band technology leverages multiple bands of wireless spectrum to boost LTE-A speeds to the Gigabit level. In addition to employing a combination of carrier aggregation, Bell also uses 256 quadrature amplitude modulation (QAM) and 4X4 MIMO technologies to increase spectrum efficiency and multiply capacity. Quad band LTE-A now offers theoretical mobile data speeds up to 1.5 Gbps in select markets like Kingston (expected average download speeds of 40 to 245 Mbps).

Bell has also developed a new LTE-M network to improve the efficiency of IoT devices by enabling very low power consumption and better coverage in underground and other hard-to-reach locations.

At December 31, 2018, Bell’s LTE-A network provided service to approximately 91% of the population in Canada. In addition, our Tri-band LTE-A footprint covered more than 35% of Canadians. Bell’s Quad band service had expanded to more than 24% of Canadians at December 31, 2018, with speeds up to 750 Mbps (expected average download speeds of 25 to 220 Mbps in select areas). As the handset ecosystem matures, Bell’s advanced wireless services (AWS)-3 and 2500 megahertz(MHz) spectrum licences will enable upgrades of carrier aggregation that will support four and five simultaneous carriers.

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3G/CDMA NETWORK

In addition to our LTE and HSPA+ networks, we operate a regional 3G code division multiple access (CDMA) network in Ontario, Québec, Atlantic Canada and Manitoba. The western CDMA network, which covered British Columbia, Alberta and Saskatchewan, was decommissioned in 2017. In 2018, we decommissioned this network in Québec City.

As most of our development and network enhancement focus has been on the HSPA+/LTE networks, traffic has been migrating off our CDMA network and onto the independently operating HSPA+/ LTE networks. We began decommissioning our CDMA network in 2014 in a way that did not impact existing customers, by turning off coverage that overlapped with that of our network partners. Once the CDMA network is retired, the related spectrum will be repurposed to deliver additional LTE capacity. We are currently working with our existing CDMA customers to migrate their service to HSPA+ or LTE. Decommissioning of the remaining CDMA network is expected to begin in the second quarter of 2019.

WI-FI LOCATIONS

Bell manages 17,000 Wi-Fi access points at enterprise customer locations.

WIRELINE

VOICE AND DATA NETWORK

Our national voice and data network consists of an optical fibre network with the latest technologies to provide redundancy and fault protection. It reaches all major Canadian metropolitan centres, as well as New York, Chicago, Boston, Buffalo, Detroit, Minneapolis, Ashburn and Seattle in the United States.

Our network in major Canadian cities provides state-of-the-art high-speed access at gigabit speeds based on IP technology. We operate a national IP multi-protocol label switching network with international gateways to the rest of the world. This network delivers next-generation, business-grade IP virtual private network (IP VPN) services that connect our customers’ offices and data centres throughout Canada and around the world. The IP VPN service is the foundation platform required for the delivery of business service solutions that add value and efficiencies to customers’ businesses. These technology solutions include voice over IP/IP telephony, IP videoconferencing, IP call centre applications and other future IP-based applications. In addition, we maintain extensive copper and voice-switching networks that provide traditional local and interexchange voice and data services to all business and residential customers in Ontario, Québec, the Atlantic provinces and Manitoba.

To improve reliability and increase network capacity to support rapidly growing volumes of wireless and Internet usage carried on our networks, for several years we have been upgrading all of our fibre-based national backbone network with the deployment of 100 gigabit technologies. To satisfy continued traffic growth, in 2018 Bell started the next phase of the national backbone network upgrade with the deployment of 200 gigabit dense wavelength division multiplexing (DWDM) technologies, which will be able to support up to 1 terabit in the future. Key traffic routes span more than 25,000 kilometres across Canada and into the United States.

HIGH-SPEED FIBRE DEPLOYMENT

Our strategic imperative to invest in broadband networks and services is focused on the deployment of high-speed fibre access through our FTTP and FTTN initiatives. Over the past few years, we have upgraded our access infrastructure by deploying fibre closer to our customers using FTTN with pair bonding technology, and overlaying legacy copper and FTTN with FTTP. In addition, Bell continues to deploy FTTP to all new urban and suburban housing developments in Ontario, Québec, the Atlantic provinces and Manitoba, in addition to Bell’s ongoing deployment of FTTP to multi-dwelling units and business locations. In our view, FTTP, in which optical fibre cables are used to connect each and every location, is an ideal network architecture to support future bandwidth-demanding IP services and applications. Our residential fibre-optic Internet service, marketed as Fibe Internet and Virgin Mobile Home Internet, is enabled by our FTTP and FTTN networks.

In March 2017, Bell announced an $854 million investment to bring FTTP to 1.1 million residences and business locations throughout Montréal, representing the largest-ever communications infrastructure project in Québec. More than 90% of Bell’s network in the city is on aerial structures already in place, which will help the deployment of FTTP connection. Bell’s broadband FTTP network enables our Gigabit Fibe Internet service, which was launched in August 2015 and was already available in 24% of locations in Montréal at December 31, 2018. Montréal will join a growing number of centres across Québec that are fully wired with Bell fibre, including Québec City.

In April 2018, Bell launched its all-fibre optic broadband network in Toronto, originally announced in 2015, enabling Gigabit Internet speeds, advanced TV and business connectivity to a majority of homes and business locations in that city. In February 2018, Bell announced the expansion of FTTP direct fibre connections throughout the populous and fast-growing Greater Toronto Area/905 region surrounding Toronto. Bell’s fibre plan will deliver Gigabit Internet speeds and other broadband Fibe service innovations to approximately 1.3 million homes and businesses in the region. In 2018, Bell announced several projects in a number of communities, including in the City of Oshawa, in the City of Orillia, in the Municipality of Clarington and in the Chatham-Kent region.

As at December 31, 2018, approximately 4.6 million homes and businesses across Ontario, Québec, Atlantic Canada and Manitoba had the capability of receiving up to 1.5 Gigabit Fibe service.

In August 2018, Bell announced the increase of Fibe Internet access speeds to up to 1.5 Gbps. Unlimited Gigabit Fibe 1.5 service is now available in Ontario, Québec and the Atlantic provinces. Delivered over Bell’s FTTP network and leveraging the powerful Home Hub 3000 modem/router already used by most Bell FTTP customers, the enhanced Internet service offers total download speeds of up to 1.5 Gbps and uploads of up to 940 Mbps.

In addition to our Fibe Internet service, we introduced in 2016 Home Internet under the Virgin Mobile brand for customers in Ontario and Québec. This high-speed Internet service offers existing Virgin Mobile customers fast download speeds of up to 100 Mbps and upload speeds of up to 10 Mbps together with large monthly data bandwidth limits.

We also offer DSL-based Internet service in areas where Fibe Internet is not available, with download speeds of up to 5 Mbps.

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Additionally, we continue to deploy our next-generation IPTV services in areas in Ontario, Québec, the Atlantic provinces and Manitoba where cable providers had long been dominant. As of December 31, 2018, our IPTV service had the capacity to service approximately 8.1 million homes in major cities and municipalities across Ontario, Québec, the Atlantic provinces and Manitoba.

WTTP

Following successful WTTP trials in the 3.5 GHz band using 8T8R and MIMO radio technologies earlier in the year, Bell began the buildout of WTTP to rural locations in the second quarter of 2018. At December 31, 2018, Bell’s WTTP footprint encompassed 28 communities covering approximately 22,400 homes, complementing Bell’s FTTP network. WTTP is fixed wireless technology that will take full advantage of 5G to deliver high-speed Internet service to residents in smaller and underserved communities. Bell’s WTTP solution delivers broadband speeds of up to 25 Mbps, or 5 to 10 times faster than average speeds currently available in these areas. Innovation in WTTP complements Bell’s extensive broadband fibre build in urban markets, and our deployment of WTTP in rural locations underscores our focus on full utilization of Bell’s assigned wireless spectrum resources.

SATELLITE TV SERVICE

We provide satellite TV service nationwide under the Bell TV brand using satellites operated by Telesat Canada (Telesat). Pursuant to a set of commercial arrangements between Bell ExpressVu Limited Partnership (Bell ExpressVu) and Telesat, Bell ExpressVu currently has two satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which are used by Bell ExpressVu to provide its satellite TV service.

3.7 Employees

The table below shows the number of BCE employees at December 31, 2018 and 2017.

NUMBER OF EMPLOYEES AT DECEMBER 31	2018	2017
Bell Wireless	6,584	6,742
Bell Wireline	39,896	38,452
Bell Media	6,310	6,485
Total (1)	52,790	51,679

(1)	The total number of BCE employees at the end of 2018 was 52,790, up from 51,679 at December 31, 2017, due primarily to call centre hiring and acquisitions, partly offset by natural attrition, retirements and workforce reductions.

Approximately 44% of BCE employees were represented by unions and were covered by collective agreements at December 31, 2018.

The following collective agreements covering 250 or more employees were ratified in 2018 or early 2019:

  the collective agreement between Unifor Atlantic Communications Locals (ACL) and Bell Canada covering approximately 1,865 clerical and craft employees expired on December 13, 2017. A new collective agreement was ratified on February 28, 2018.
  the collective agreement between Unifor and Bell Canada covering approximately 4,720 clerical employees expired on November 30, 2017. A new collective agreement was ratified on March 7, 2018.
  the collective agreements between Unifor and Bell Technical Solutions Inc. covering approximately 5,680 craft employees expired on May 6, 2018. New collective agreements were ratified on March 14, 2018.
  the collective agreement between International Brotherhood of Electrical Workers (IBEW) and Bell MTS covering approximately 545 craft and allied employees expired on January 31, 2018. A new collective agreement was ratified on March 28, 2018.
  the collective agreement between Unifor and Bell Canada covering approximately 335 sales employees expired on December 31, 2018. A new collective agreement was ratified on February 21, 2019.

The following collective agreements covering 250 or more employees will expire in 2019:

  the collective agreement between Unifor and Expertech Network Installation Inc. (Expertech) covering approximately 840 craft employees will expire on November 30, 2019 the collective agreement between Unifor and Bell MTS covering approximately 760 clerical employees will expire on December 19, 2019

The following describes the status of collective agreements covering 250 or more employees that have already expired:

  the collective agreement between Telecommunications Employees Association of Manitoba – International Federation of Professional and Technical Engineers (TEAM-IFPTE Local 161) and Bell MTS covering approximately 705 supervisory and non-supervisory management unionized employees expired on February 19, 2019. Bargaining began on November 16, 2018.
  the collective agreement between Unifor and Bell Media (CTV Toronto Specialties) covering approximately 710 employees expired on May 31, 2018. Bargaining began on June 14, 2018 and the parties reached an agreement on February 13, 2019, subject to the vote of union members.

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3.8 Corporate responsibility

GENERAL

Our approach to corporate responsibility begins with our goal of balancing economic growth, social responsibility and environmental performance as we pursue our ongoing success as a company and seek to ensure our continued ability to contribute to the Canadian economy. We engage with stakeholders to identify opportunities to create benefits for both society and us while minimizing, where we can, any negative impact our activities may have. Accordingly, in 2006 we adopted a resolution to support the United Nations Global Compact, a set of universal principles addressing human rights, labour, environment and anti-corruption. These principles serve as the foundation of our corporate responsibility approach.

An officer-level committee mandated by the BCE board of directors oversees issues related to environmental matters. The responsibilities of this committee have, over time, expanded, and now BCE’s corporate responsibility strategy, including health and safety, security, environmental and compliance risks and opportunities, is overseen by the Health & Safety, Security, Environment and Compliance Oversight Committee (HSSEC). This cross-functional committee is co-chaired by the Chief Operating Officer and the Executive Vice-President – Corporate Services, and seeks to ensure that relevant risks are adequately recognized and mitigation activities are well integrated and aligned across the organization, as well as supported with sufficient resources.

Our objective is to manage the company in ways that enable us to sustain our record of serving the personal and business communications needs of millions of customers, creating value for shareholders, providing meaningful careers for tens of thousands of people, and making a significant contribution to the broader Canadian community and economy. BCE has implemented a range of social and environmental policies that are supported by various programs and initiatives. These policies address issues of importance to our many stakeholders, including: preventing conflicts of interest; protecting company assets; safeguarding privacy and confidentiality; treating clients, business partners, team members and competitors with respect and honesty; fostering a diverse and safe workplace; and protecting the environment.

The BCE policies include, among others, the following:

  Code of Business Conduct
  Privacy Policy
  Environmental Policy
  Supplier Code of Conduct
  Procurement Policy
  Political Contributions Policy
  Mandatory Reporting of Internet Child Pornography
  Health & Safety Policy
  Mental Health Policy Statement

BCE is recognized around the world for the effectiveness of its corporate responsibility programs, as reflected in its inclusion in various sustainable indices and its receipt of sustainability awards. In 2018, BCE was listed as one of the Best 50 Corporate Citizens in Canada by Corporate Knights and continues to be listed on socially responsible investment indices such as the FTSE4Good Index, the Jantzi Social Index, the United Nations Global Compact 100 (GC 100) and the Euronext Vigeo World 120 index. The latter index includes the 120 most advanced companies in the European, North American and Asia Pacific regions, and distinguishes companies achieving the best environmental, social and governance performances. BCE was also identified as a Prime Responsible Social and Environmental investment by oekom research, was selected for inclusion in the Ethibel EXCELLENCE Investment Register and is a component of the STOXX Global ESG Leaders indices, an innovative series of environmental, social and governance (ESG) equity indices. In 2018, Bell was named one of Canada’s Greenest Employers by Canada’s Top 100 Employers program for the second consecutive year. The award recognizes Bell’s focus on minimizing our environmental impact, our leadership in implementing an ISO 14001 certified environmental management system and the success of our ongoing initiatives to reduce waste and save energy.

We recognize that risks and opportunities exist related to climate change. In 2017, we became a member of the Responsible Business Alliance (RBA) (http://www.responsiblebusiness.org), a non-profit membership organization comprised of electronics, retail, auto and toy companies committed to supporting the rights and wellbeing of workers and communities worldwide that are affected by the global electronics supply chain. RBA members commit and are held accountable to a common code of conduct and utilize a range of RBA training and assessment tools to support continuous improvement in the social, environmental and ethical responsibility of their supply chains. The RBA is comprised of more than 140 companies with combined annual revenue of more than $5 trillion, directly employing more than six million people. Part of our commitment to RBA includes promoting information and communications technology as a way to mitigate and adapt to climate change – for example, by enabling travel substitution, virtualization, dematerialization and cloud computing. Monitoring and reducing energy consumption and greenhouse gas emissions are also key priorities at BCE because of their impacts on the environment, society and the economy. We also recognize that being a responsible service provider means having best practices in business continuity and being prepared to face extreme weather events that could be exacerbated by climate change. We report on our carbon footprint and carbon reduction initiatives through the CDP (formerly known as the Carbon Disclosure Project). The CDP represents more than 650 financial planners, advisors, wealth managers and institutional investors managing a total of U.S. $87 trillion in assets. The CDP gathers information on climate-related risks and opportunities from organizations worldwide to help reveal the risk and maximize financial rewards in the investment portfolios of these investors. In 2018, BCE was recognized by the CDP as a corporate leader against climate change with a position on their Climate Change A List, which is CDP’s highest score.

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In addition, we consider the exploitation and trade of minerals that fuel armed conflicts and lead to human rights abuses as unacceptable. We monitor industry best practices and integrate them into our procurement programs on a continuing basis.

ENVIRONMENT

We have been implementing and maintaining programs to reduce the environmental impact of our operations for more than 20 years. Environmental protection is core to our corporate responsibility approach and it aligns with our strategic imperatives. Our Environmental Policy, first issued in 1993, reflects our team members’ values, as well as the expectations of customers, investors and society that we regard environmental protection as an integral part of doing business that needs to be managed systematically under a continuous improvement process.

The policy is reviewed annually and contains principles that support our goals, ranging from exercising due diligence to meet or exceed the environmental legislation that applies to us, to preventing pollution and promoting cost-effective initiatives that minimize use of resources and waste. For example, Bell Canada’s in-house stewardship program ensures our customers have access to a responsible way to dispose of electronic waste. We complement this by supporting provincial industry-led stewardship programs across the country.

We have instructed subsidiaries subject to this policy to support these principles, and have established a management-level committee to oversee the implementation of the policy.

Bell Canada monitors its operations to seek to ensure that it complies with environmental requirements and standards, and takes action seeking to prevent and correct problems when needed. It has an environmental management and review system in place that:

  seeks to provide early warning of potential problems
  identifies management accountability
  enables systematic environmental risks and opportunities management, including cost savings establishes a course of action
  ensures ongoing improvement through regular monitoring and reporting

In 2009, Bell Canada obtained certification that its environmental management system (registration number: 0068926-01) was ISO 14001-compliant. This certification covers Bell Canada’s landline, wireless, TV and Internet services, broadband and connectivity services, data hosting, cloud computing, radio broadcasting and digital media services in addition to related administrative functions. Bell Canada has continuously maintained the certification since 2009, and was recertified in April 2018 for another three years. Moreover, we added our Atlantic operations to the certification’s scope in November 2018.

As part of our effort to minimize negative impacts of our operations, we seek to obtain sustainable certifications for our buildings. Forty-five buildings leased or owned by Bell Canada across the country are certified BOMA BEST. In addition, our Montréal campus is certified LEED NC, our Mississauga campus expansion is certified LEED NC Silver, our data centre in the Gatineau area is certified LEED NC Gold and our 720 King Street West location in Toronto is certified LEED EB Gold.

BCE’s strong showing in sustainable indices, such as Ethibel and FTSE4Good, reflects the effectiveness of our ISO 14001 certified environmental management system, energy-saving measures and waste reduction initiatives, including the Bell Blue Box mobile recycling program.

One of Bell Canada’s key tools is its Corporate Environmental Action Plan, which outlines the environmental activities of our various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors our progress in meeting its objectives.

For the year ended December 31, 2018, we spent $23.1 million on environmental activities, 59% of which was expensed and 41% of which was for capital expenditures. For 2019, we have budgeted $23.2 million (64% for expenses and 36% for capital expenditures) to seek to ensure that our environmental policy is applied properly and that our environmental risks are minimized.

COMMUNITY

We are committed to advancing the cause of mental health across Canada through Bell Let’s Talk. Mental illness affects all Canadians, yet this major health issue remains significantly underfunded, misunderstood and stigmatized. With one in five Canadians expected to suffer from mental illness during his or her lifetime, everyone has a family member, friend or colleague who has struggled with mental illness. The impact on the Canadian economy is staggering, with an estimated $6 billion each year in lost productivity costs due to absenteeism and presenteeism. In any given week, at least 500,000 employed Canadians are unable to work due to mental health problems.

In 2010, Bell announced Bell Let’s Talk, a five-year, $50 million initiative supporting an extensive range of programs to enhance mental health in every aspect of Canadian life. Bell Let’s Talk has four action pillars: anti-stigma, enhanced care and access, new research and workplace leadership. It is the largest-ever corporate effort to promote mental health in Canada. In 2015, Bell announced the extension of Bell Let’s Talk for another five years and an increase in its total funding commitment for Canadian mental health to at least $100 million by 2020.

Because the challenge of stigma remains the primary reason that an estimated two-thirds of people with mental health problems do not receive the help they need, Bell continues to invite Canadians to talk about the issue. The 2019 Bell Let’s Talk Day awareness campaign featured personal stories from Canadians of all ages and from all walks of life living with mental illness or providing support for those who do. On Bell Let’s Talk Day, January 30, 2019, Canadians and people around the world joined the conversation about mental health, while also generating new funding for Canadian mental health programs. With 145,442,699 text messages, mobile calls and long distance calls by our customers, and Bell Let’s Talk interactions on Twitter, Facebook, Instagram and Snapchat made that day, Bell’s five-cent donation per text, call and interaction means that it has committed a further $7,272,134.95 to support mental health programs across the country.

Adding this amount to the original Bell Let’s Talk commitment of $50 million in 2010, along with the results of the first eight Bell Let’s Talk Days, Bell has now committed $100,695,763.75 to improving Canadian mental health, surpassing the objective set in 2015.

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	3	Description of our business

BCE Inc. 2018 Annual Information Form

Since its launch, Bell Let’s Talk has funded more than 900 mental health partners across Canada, from large healthcare institutions and universities to small community organizations in every region.

Bell Let’s Talk initiatives have included the introduction of annual community funds supporting grassroots mental health initiatives across Canada and for military families, as well as dedicated funds for Canada’s northern territories and Indigenous mental health in Manitoba; the world’s first university chair in anti-stigma studies at Queen’s University; funding and implementation of the world’s first voluntary standard on workplace mental health; Canada’s first biobank of biological, social and psychological data at l’Institut universitaire en santé mentale de Montréal; the Bell Gateway Building at the Centre for Addiction and Mental Health (CAMH), the first mental health facility named for a corporation; and the first university-certified workplace mental health training program. More than 11,000 Bell managers across Canada have received training in mental health support and more than 1,100 internal workplace events have taken place since 2010 in support of ending the stigma of mental illness and building resiliency.

In 2018 and early 2019, Bell Let’s Talk provided funding to several new mental health projects, including: a joint $1 million investment with The Rossy Foundation for the development of a national standard for post-secondary student mental health; a joint $1 million donation with the Manitoba government to the Strongest Families Institute to expand mental health services for children, youth and their families throughout Manitoba; $500,000 to the Université du Québec à Montréal (UQAM) Foundation to help determine the best practices for suicide interventions by text and chat; $500,000 to l’Institut universitaire en santé mentale de Montréal Foundation to support innovative projects at the institute’s Research Centre; a joint $500,000 donation with The Rossy Foundation to the Fédération des CÉGEPS and UQAM to reduce anxiety among students during the transition from high school to CÉGEP; $500,000 from the Ottawa Senators Foundation, the Danbe Foundation and Bell Let’s Talk to support the Youth Services Bureau’s Youth Hub in Ottawa; $400,000 to the Montréal General Hospital Foundation to acquire a new repetitive Transcranial Magnetic Stimulation (rTMS) device and a neuronavigator; $300,000 to the Children’s Hospital of Eastern Ontario (CHEO) to support the Choice and Partnership Approach (CAPA) program; a combined $200,000 with the City of Winnipeg to Bear Clan Patrol, a community-based organization providing support for vulnerable people in the community; and $150,000 to Ogijiita Pimatiswin Kinamatwin to expand its mental health services for Indigenous youth in Winnipeg.

Bell’s Let’s Talk partners also include Brain Canada, Canadian Red Cross, CISSS de Lanaudière, the Douglas Mental Health University Institute, Embrace Life Council, l’Institut universitaire en santé mentale de Québec, Kids Help Phone, Ma Mawi Wi Chi Itata Centre, McGill University’s Montréal Neurological Institute and Hospital, Queen’s University, Rise Asset Development, St. John Ambulance, True Patriot Love Foundation, University of British Columbia, VGH & UBC Hospital Foundation and many others.

The Bell Let’s Talk Community Fund, which doubled in value to $2 million annually as of 2018, selected 120 front-line community mental health groups across Canada to receive grants this year. Since its launch in 2011, the Community Fund has awarded more than 530 grants to grassroots groups in every province and territory, delivering programs ranging from mental health outreach to the homeless in Montréal, to suicide prevention programs in remote First Nations, and trauma therapy for recently arrived refugees.

In March 2018, Bell Let’s Talk received the 2018 Humanitarian Award from the Academy of Canadian Cinema & Television at the Canadian Screen Awards. Bell Let’s Talk was recognized for its groundbreaking campaign on mental health – harnessing the power of social media, the #000000tsTalk hashtag, and using instant communication as a tool for thoughtful exchange. Bell Let’s Talk was also recognized with the annual Patriot Award from the True Patriot Love Foundation in recognition of Bell’s contributions to Canada’s military community through the Bell True Patriot Love Fund and partnerships with the Canadian Armed Forces on Bell Let’s Talk Day and throughout the year.

To learn more, please visit Bell.ca/LetsTalk.

Between mental health and its other initiatives, Bell contributed more than $16 million in community investment in 2018. Our employees and pensioners also donated more than $2.6 million in charitable gifts and logged more than 210,000 hours in volunteer time.

3.9 Competitive environment

A discussion of our competitive environment can be found in section 3.3, Principal business risks and the various subsections entitled Competitive landscape and industry trends and Principal business risks of the BCE 2018 MD&A, on pages 47 and 48, 60 to 62, 66 and 67, 69, and 71 to 74 of the BCE 2018 Annual Report.

See also section 3.3, Competitive strengths in this Annual Information Form for more information concerning our competitive position.

3.10 Regulatory environment

A discussion of certain legislation that governs our businesses, as well as government consultations and recent regulatory initiatives and proceedings affecting us, can be found in section 8, Regulatory environment of the BCE 2018 MD&A, on pages 88 to 92 of the BCE 2018 Annual Report.

More information with respect to the Canadian ownership restrictions on BCE’s common shares can be found in section 5.1, BCE securities in this Annual Information Form.

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3	Description of our business

BCE Inc. 2018 Annual Information Form

3.11 Intangible properties

We use various works protected by intellectual property rights (IP Assets), which we own or for which we have been granted rights of use. These IP Assets include, without limitation: brand names; trade-marks such as names, designs and logos; copyrights of content, programs and musical works; broadcast signals, software and applications; domain names; patents or patent applications for inventions owned or produced by us and our employees; and various copyright materials, trade-marks, patents and other intellectual property owned or licensed by us. We derive value through the use of these IP Assets in various business activities, and they are important to our operations and our success. To protect these IP Assets, we rely on a combination of legal protections afforded under copyright, trade-mark, patent and other intellectual property laws, as well as contractual provisions under licensing arrangements.

In particular, the Bell brand plays a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level. Our trade-mark rights are perpetual, provided that their registrations are renewed on a timely basis when applicable and that the trade-marks are used in commerce by us or our licensees. Other types of intangible proprietary information are also important to our operations, such as customer lists.

We believe that we take reasonable and appropriate measures to protect, renew and defend our IP Assets, including prosecuting infringers, and we take great care not to infringe on the intellectual property rights of others. However, we cannot provide any assurance that the laws protecting intellectual property in various jurisdictions are, or will continue to be, adequate to protect our IP Assets or that we will be successful in preventing or defending claims by others asserting rights in or to our IP Assets.

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	4	General development of our business – three-year history

BCE Inc. 2018 Annual Information Form

4 General development of our business – three-year history

In line with our six strategic imperatives described in section 3.2, Strategic imperatives in this Annual Information Form, during the last three completed financial years we have entered into transactions and implemented various business strategies and corporate initiatives that have influenced the general development of our business. During the same period, our regulatory environment has also influenced the general development of our business. The principal transactions, regulatory developments, business strategies and corporate initiatives that have influenced the general development of our business during the last three completed financial years are discussed below.

4.1 Transactions

ACQUISITION OF AXIA NETMEDIA CORPORATION

On June 30, 2018, Bell entered into an agreement to acquire Axia NetMedia Corporation (Axia), the Calgary-based operator of the rural assets of SuperNet, which is the Alberta broadband network connecting thousands of provincial and municipal offices, Indigenous communities, schools, libraries, healthcare institutions, businesses and Internet service providers in 429 urban and rural communities throughout the province. Bell already owned and operated the SuperNet network assets serving 27 urban centres in Alberta. On July 3, 2018, Bell announced that it had been awarded a multi-year contract to operate Alberta SuperNet.

On August 31, 2018, Bell completed its acquisition of all of the issued and outstanding common shares of Axia for a total cash consideration of $155 million. This acquisition ensures the continuation of SuperNet services for rural customers while enhancing connectivity opportunities for Alberta and national enterprise customers doing business throughout the province. The acquisition expands BCE’s broadband operations in Alberta and will add approximately 10,000 kilometres of fibre capacity to our footprint.

OTHER KEY COMPLETED TRANSACTIONS

In addition to the above transaction, in line with our strategic imperatives, we have concluded certain other transactions from 2016 to 2018 that have influenced the general development of our business. More information with respect to these transactions is provided in the table below.

TRANSACTION	KEY CHARACTERISTICS
Acquisition of AlarmForce Industries Inc. (AlarmForce) (2018)

  On January 5, 2018, BCE announced the completion of its acquisition of AlarmForce. The transaction was completed through a plan of arrangement under which BCE acquired all the issued and outstanding common shares of AlarmForce for a total aggregate consideration of approximately $182 million. Subsequent to the acquisition of AlarmForce, on January 5, 2018, BCE sold AlarmForce’s approximate 39,000 customer accounts in British Columbia, Alberta and Saskatchewan to TELUS Communications Inc. (Telus) for total proceeds of approximately $68 million.

  AlarmForce provides security alarm monitoring, personal emergency response monitoring, video surveillance and related services to residential and commercial subscribers. The acquisition of AlarmForce supports our strategic expansion in the smart home marketplace.

Acquisition of MTS (2017)

  On March 17, 2017, BCE completed the acquisition of MTS originally announced on May 2, 2016, purchasing all of the issued and outstanding common shares of MTS for a total consideration of $2,933 million, and assuming outstanding net debt of $972 million. BCE acquired all of the issued and outstanding common shares of MTS for $40 per share, which was paid 55% through the issuance of BCE common shares and 45% in cash. The cash component of $1,339 million was funded through debt financing and BCE issued approximately 27.6 million common shares for the equity portion of the transaction. The combined companies’ Manitoba operations are now known as Bell MTS. On April 1, 2017, BCE completed the divestiture of approximately one-quarter of postpaid wireless subscribers and 15 of the retail locations previously held by MTS, as well as certain Manitoba network assets, to Telus for total proceeds of $323 million.

  Subsequent to the acquisition of MTS, on March 17, 2017, BCE transferred to Xplornet Communications Inc. (Xplornet) a total of 40 MHz of 700 MHz AWS-1 and 2500 MHz wireless spectrum, which was previously held by MTS. BCE also transferred to Xplornet 20,000 wireless customers in Q4 2018.

  On April 1, 2017, MTS Inc. amalgamated with Bell Canada.

Acquisition of Cieslok Media Ltd. (Cieslok) (2017)

  On January 3, 2017, Bell Media acquired all of the issued and outstanding common shares of Cieslok for a total cash consideration of $161 million. Cieslok specializes in large-format outdoor advertising in key urban areas across Canada.

  The acquisition contributed to growing and strengthening our digital presence in OOH advertising.

Acquisition of Q9 Networks Inc. (Q9) (2016)

  On August 8, 2016, BCE announced its agreement to acquire all equity not already owned by BCE in Q9, a Toronto-based data centre operator providing outsourced hosting and other data solutions to Canadian business and government customers. Q9 had previously been acquired in October 2012 by an investor group comprised of BCE, Ontario Teachers’ Pension Plan Board, Providence Equity Partners LLC and funds managed by Madison Dearborn Partners LLC. BCE held a 35.4% stake in Q9 and acquired the remaining 64.6% equity interest from its fellow investors. The transaction was valued at approximately $680 million, including Q9 net debt but excluding BCE’s prior ownership interest. The transaction closed on October 3, 2016.

  The acquisition supports BCE’s ability to compete against domestic and international providers in the growing outsourced data services sector.

  On January 1, 2017, various entities of the Q9 group of companies, as well as certain other subsidiaries, amalgamated with Bell Canada.

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4	General development of our business – three-year history

BCE Inc. 2018 Annual Information Form

TRANSACTION	KEY CHARACTERISTICS
National expansion of HBO and TMN (2016)

  On November 19, 2015, BCE announced a transaction with Corus Entertainment Inc. (Corus) whereby Bell Media would pay Corus for Corus to waive its HBO content rights in Canada and wind down the operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada, thereby allowing Bell Media to become the sole operator of HBOCanada nationally across all platforms and to expand TMN into a national pay TV service.

  In December 2015, Bell Media paid a deposit of $21 million to Corus and in January 2016 completed the final payment of $197 million for a total consideration of $218 million. TMN was successfully launched nationally on March 1, 2016 and Movie Central and Encore Avenue’s operations ceased on the same day.

COMPLETION OF NORMAL COURSE ISSUER BID

On February 8, 2018, BCE announced a normal course issuer bid (NCIB) program under which BCE could purchase for cancellation up to 3.5 million common shares, subject to a maximum aggregate purchase price of $175 million, during the twelve-month period starting February 13, 2018 and ending no later than February 12, 2019. On March 13, 2018, BCE completed its NCIB program, having repurchased and cancelled 3,085,697 common shares, at an average price of $56.71 per share, for a total cost of $175 million. The repurchase of common shares was conducted for the purpose of offsetting share dilution resulting from the exercise of stock options.

4.2 Corporate developments

Our business strategies and corporate initiatives implemented, and other actions taken, during the three-year period ended December 31, 2018 were guided by our goal to be recognized by customers as Canada’s leading communications company, which in turn is supported by the six strategic imperatives described in section 3.2, Strategic imperatives in this Annual Information Form.

Refer to the sections of the BCE 2016 MD&A and BCE 2017 MD&A, contained in the BCE 2016 Annual Report and BCE 2017 Annual Report, respectively, indicated in the table below for a discussion of various business strategies and corporate initiatives implemented, and other actions taken, in the financial years ended December 31, 2016 and December 31, 2017 that have influenced the general development of our business in 2016 and 2017. Refer to the sections of the BCE 2018 MD&A, contained in the BCE 2018 Annual Report, indicated in the table below for a discussion of various business strategies and corporate initiatives implemented, and other actions taken, in the financial year ended December 31, 2018 that have influenced the general development of our business in 2018, and the priorities we intend to focus on in 2019.

MD&A	SECTION REFERENCES
BCE 2016 MD&A	Section 1.3,	Key corporate developments
	Section 1.4,	Capital markets strategy
	Section 2	Strategic imperatives – 2016 progress for each strategic imperative
BCE 2017 MD&A	Section 1.3	Key corporate developments
	Section 1.4,	Capital markets strategy
	Section 2,	Strategic imperatives – 2017 progress for each strategic imperative
BCE 2018 MD&A	Section 1.3,	Key corporate developments
	Section 1.4,	Capital markets strategy
	Section 2,	Strategic imperatives – 2018 progress for each strategic imperative
	Section 2,	Strategic imperatives – 2019 focus for each strategic imperative

4.3 Regulatory environment

During the past three financial years, the general development of our business has been affected, and will continue to be affected, by decisions made by the Government of Canada and its relevant departments and agencies, including the Canadian Radio-television and Telecommunications Commission (CRTC), ISED, Canadian Heritage and the Competition Bureau. Although most of our retail services are not price-regulated, government agencies and departments such as those mentioned above continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, approval of acquisitions, broadcast licensing, foreign ownership requirements and the regulation of our retail business practices through mandatory codes of conduct, like the Wireless Code and the Television Service Provider Code. Refer to section 8, Regulatory environment of the BCE 2018 MD&A, the BCE 2017 MD&A and the BCE 2016 MD&A contained in the BCE 2018 Annual Report, the BCE 2017 Annual Report and the BCE 2016 Annual Report, respectively, for a discussion of the regulatory initiatives and proceedings that influenced the general development of our business in the financial years ended December 31, 2018, 2017 and 2016.

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	5	Our capital structure

BCE Inc. 2018 Annual Information Form

5 Our capital structure

This section describes BCE’s and Bell Canada’s securities, the trading of certain of such securities on the Toronto Stock Exchange (TSX) and the ratings that certain rating agencies have attributed to BCE’s preferred shares and Bell Canada’s debt securities that are issued and outstanding.

5.1 BCE securities

BCE’s articles of amalgamation, as amended, provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares. As at March 7, 2019, BCE had no Class B shares or second preferred shares outstanding.

Each common share entitles its holder to one vote at any meeting of shareholders. Additional information about the terms and conditions of the BCE preferred shares, common shares and Class B shares can be found in Note 27, Share capital of the BCE 2018 consolidated financial statements, on pages 158 and 159 of the BCE 2018 Annual Report.

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:

  Canadians own at least 80% of its voting shares
  at least 80% of the members of the carrier company’s board of directors are Canadian the carrier company is not controlled by non-Canadians

In addition, where a parent company (Carrier holding company) owns at least 66  2/3 % of the voting shares of the carrier company, the Carrier holding company must have at least 66  2/3 % of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

  Canadians own at least 66 2/3% of its voting shares, and
  it is not controlled by non-Canadians

The powers under the Telecom Regulations include the right to:

  suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians refuse to register a transfer of voting shares to a non-Canadian, and force a non-Canadian to sell his or her voting shares

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell Media and Bell Canada, generally mirror the rules for Canadian-owned and -controlled common carriers under the Telecommunications Act by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. An additional requirement under these Canadian broadcasting ownership rules is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or renewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership and control criteria.

Cultural concerns over increased foreign control of broadcasting activities also require broadcasting licensees to establish programming committees when foreign investment in their holding company, while within permissible limits, exceeds 20%. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1/3%.

We monitor the level of non-Canadian ownership of BCE’s common shares by obtaining data on: (i) registered shareholders from our transfer agent and registrar, AST Trust Company (Canada), and (ii) beneficial shareholders from the Canadian Depository for Securities (CDS) and the Depository Trust Company (DTC) in the United States. We also provide periodic reports to the CRTC.

As of March 7, 2019, BCE had no debt securities outstanding.

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5	Our capital structure

BCE Inc. 2018 Annual Information Form

5.2 Bell Canada debt securities

As at December 31, 2018, Bell Canada had issued or assumed long-term debt securities as summarized in the table below.

DEBT SECURITIES	WEIGHTED AVERAGE INTEREST RATE	MATURITY	AT DECEMBER 31, 2018 (IN $ MILLIONS)
1997 trust indenture	3.85%	2020 – 2047	14,750
1976 trust indenture	9.54%	2021 – 2054	1,100
1996 trust indenture (subordinated)	8.21%	2026 – 2031	275
2016 U.S. trust indenture (1)	4.46%	2048	1,569
2011 trust indenture (2)	4.00%	2024	225
Total			17,919

(1)	In 2018, Bell Canada issued notes under the 2016 U.S. trust indenture for an aggregate amount of $1,150 million U.S. dollars ($1,493 million in Canadian dollars) which have been hedged for foreign currency fluctuations through cross currency interest rate swaps.
(2)	As part of the acquisition of MTS, on March 17, 2017, Bell Canada assumed all of MTS’ debt issued under its 2011 trust indenture.

The Bell Canada long-term debt securities are unsecured and have been guaranteed by BCE. Additional information about the terms and conditions of the Bell Canada long-term debt securities can be found in Note 22, Long-term debt of the BCE 2018 consolidated financial statements on pages 148 and 149 of the BCE 2018 Annual Report.

In 2018, Bell Canada redeemed the following series of debt securities prior to maturity:

DATE OF REDEMPTION	PRINCIPAL AMOUNT	DESCRIPTION OF DEBT SECURITIES REDEEMED	REDEMPTION PRICE PER $1,000 PRINCIPAL AMOUNT
April 16, 2018	$200 million	4.59% Medium Term Notes, Series 9,	$1,011.270 plus $1.886 for accrued and
		due October 1, 2018	unpaid interest
April 16, 2018	$300 million	5.52% Debentures, Series M-33,	$1,030.370 plus $7.410 for accrued and
		due February 26, 2019	unpaid interest
May 4, 2018	$400 million	3.50% MTN Debentures, Series M-28,	$1,006.030 plus $5,274 for accrued and
		due September 10, 2018	unpaid interest
September 21, 2018	$1.0 billion	3.35% MTN Debentures, Series M-25,	$1,007.193 plus $8.719 for accrued and
		due June 18, 2019	unpaid interest
October 15, 2018	$200 million	5.625% Medium Term Notes, Series 8,	$1,034.228 plus $18.647 for accrued and
		due December 16, 2019	unpaid interest

Under its shelf prospectus (2016 Shelf Prospectus) and prospectus supplement (2016 Prospectus Supplement) dated September 20, 2016 and September 30, 2016, respectively, Bell Canada could issue, over a 25-month period, up to $4 billion of unsecured Medium Term Notes (MTN) Debentures. Bell Canada issued the following MTN Debentures under its 2016 Shelf Prospectus and 2016 Prospectus Supplement:

  On February 27, 2017, Bell Canada issued $1.5 billion of MTN Debentures, Series M-44 and Series M-45. The $1 billion of 2.70% MTN Debentures, Series M-44, due February 27, 2024, were issued at a price of $99.886 per $100 principal amount, and the $500 million of 4.45% MTN Debentures, Series M-45, due February 27, 2047, were issued at a price of $99.475 per $100 principal amount.
  On September 29, 2017, Bell Canada issued $1.5 billion of MTN Debentures, Series M-40 and Series M-46. The $700 million of 3.00% MTN Debentures, Series M-40, a re-opening of an existing series, due October 3, 2022, were issued at a price of $100.934 per $100 principal amount. The $800 million of 3.60% MTN Debentures, Series M-46, due September 29, 2027, were issued at a price of $99.709 per $100 principal amount.
  On March 12, 2018, Bell Canada issued $500 million of 3.35% MTN Debentures, Series M-47, at a price of $99.851 per $100 principal amount, to mature on March 12, 2025.

In order to continue to provide Bell Canada with financial flexibility and efficient access to the Canadian and U.S. capital markets, on March 20, 2018 Bell Canada filed with the Canadian provincial securities regulatory authorities and with the SEC a new shelf prospectus (2018 Shelf Prospectus) under which Bell Canada may issue, over a 25-month period, up to $4 billion of unsecured debt securities. The 2018 Shelf Prospectus effectively replaced the 2016 Shelf Prospectus and effectively cancelled the 2016 Prospectus Supplement.

On March 29, 2018, Bell Canada issued, under the 2018 Shelf Prospectus and a prospectus supplement dated March 26, 2018, US $750 million (C$967 million) of Series US-1 Notes (US-1 Notes). The US-1 Notes were priced at US $100 per US $100 principal amount. The US-1 Notes will mature on April 1, 2048 and carry an annual interest rate of 4.464%. The net proceeds of the offering were used to fund the early redemption in April 2018 of Bell Canada’s $200 million principal amount of 4.59% Medium Term Notes, Series 9, due October 1, 2018, and the early redemption in May 2018 of Bell Canada’s $400 million principal amount of 3.50% MTN Debentures, Series M-28, due September 10, 2018, as well as for general corporate purposes.

On June 19, 2018, Bell Canada filed a new prospectus supplement (2018 Prospectus Supplement) for the issue of up to $3 billion of unsecured MTN Debentures under the 2018 Shelf Prospectus. On August 21, 2018, Bell Canada issued, under the 2018 Shelf Prospectus and the 2018 Prospectus Supplement, $1 billion of 3.80% MTN Debentures, Series M-48, at a price of $99.885 per $100 principal amount, to mature on August 21, 2028. The net proceeds of the offering were used to fund the early redemption in September 2018 of Bell Canada’s $1 billion principal amount of 3.35% MTN Debentures, Series M-25, due June 18, 2019.

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	5	Our capital structure

BCE Inc. 2018 Annual Information Form

On September 14, 2018, Bell Canada issued, under the 2018 Shelf Prospectus and a prospectus supplement dated September 11, 2018, US $400 million (C$526 million) of US-1 Notes. The US-1 Notes represent a re-opening of, and form a single series with, Bell Canada’s outstanding 4.464% Series US-1 Notes, due 2048, that were issued on March 29, 2018. The US-1 Notes were priced at US $98.768 per US $100 principal amount plus accrued interest. The US-1 Notes will mature on April 1, 2048 and carry an annual interest rate of 4.464%. The net proceeds of the offering were used to fund the early redemption in October 2018 of Bell Canada’s $200 million principal amount of 5.625% Series 8 notes, due December 16, 2019, for the repayment of short-term debt and for general corporate purposes.

As at December 31, 2018, Bell Canada had issued approximately $2.5 billion principal amount of debt securities calculated on a Canadian-dollar basis under its 2018 Shelf Prospectus.

Certain of Bell Canada’s trust indentures and Bell MTS’ 2011 trust indenture assumed by Bell Canada impose covenants that place limitations on the issuance of additional debt with a maturity date exceeding one year based on certain tests related to interest and asset coverage. In addition, Bell Canada is required, under certain conditions, to make an offer to repurchase all or, at the option of the holder thereof, any part of certain series of its debt securities upon the occurrence of both a “Change of Control” of BCE or Bell Canada and a “Rating Event” relating to the relevant series of debt securities. “Change of Control” and “Rating Event” are defined in the terms and conditions of the relevant series of debt securities. Bell Canada is in compliance with all conditions and restrictions of its debt securities.

Bell Canada may issue short-term notes (Notes) under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3.0 billion in Canadian or U.S. currency provided that at no time shall such aggregate principal amount of Notes exceed $4.0 billion in Canadian currency, which equals the amount available under Bell Canada’s supporting committed lines of credit as of March 7, 2019. Such amount reflects an increase of $500 million further to an increase in the size of the Canadian and U.S. commercial paper programs effective as of December 6, 2018, and amendments to Bell Canada’s committed credit facilities effective as of October 17, 2018. The sale of Notes pursuant to Bell Canada’s separate Canadian or U.S. program decreases the Canadian or U.S. $3.0 billion maximum principal amount of Notes authorized to be outstanding at any time under both programs, with one Canadian dollar being treated as equal to one U.S. dollar for purposes of this limitation. At March 7, 2019, Bell Canada had Notes outstanding under its U.S. program in the principal amount of U.S. $2,796 million (C$3,709 million when taking into account hedges with forward currency contracts against foreign currency fluctuations). As at the same date, no Notes were outstanding under Bell Canada’s Canadian program.

5.3 Credit ratings

Ratings generally address the ability of a company to repay principal and pay interest or dividends on issued and outstanding securities.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend partly on the quality of our credit ratings at the time capital is raised. Investment-grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings below investment-grade. A ratings downgrade could result in adverse consequences for our funding capacity or our ability to access the capital markets.

As of March 7, 2019, BCE’s preferred shares are rated by DBRS Limited (DBRS) and Standard & Poor’s Ratings Services (Canada), a business unit of S&P Global Canada Corp. (S&P), and Bell Canada’s debt securities are rated by DBRS, Moody’s Investors Service, Inc. (Moody’s) and S&P.

This section describes the credit ratings, as of March 7, 2019, for certain of the issued and outstanding securities of BCE and Bell Canada. These ratings provide investors with an independent measure of the credit quality of an issue of securities. However, they are not recommendations to buy, sell or hold any of the securities referred to below, and they may be revised or withdrawn at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating.

In the past two years, we have paid rating agencies to assign ratings to BCE’s preferred shares as well as Bell Canada’s short-term and long-term debt securities. The fees paid to DBRS and S&P include access to their websites. In addition, we paid DBRS and Moody’s for services provided relating to ratings assigned in connection with Bell Canada’s accounts receivable programs.

RATINGS FOR BCE AND BELL CANADA SECURITIES

RATINGS FOR BELL CANADA SHORT-TERM DEBT SECURITIES

SHORT-TERM DEBT SECURITIES	RATING AGENCY	RATING	RANK
Bell Canada commercial paper	DBRS	R-2 (high)	4 out of 10
	Moody’s	P-2	2 out of 4
	S&P	A-1 (Low) (Canadian scale)	3 out of 8
		A-2 (Global scale)	3 out of 7

21

5	Our capital structure

BCE Inc. 2018 Annual Information Form

RATINGS FOR BELL CANADA LONG-TERM DEBT SECURITIES

LONG-TERM DEBT SECURITIES	RATING AGENCY	RATING	RANK
Bell Canada unsubordinated long-term debt securities	DBRS	BBB (high)	8 out of 26
	Moody’s	Baa1	8 out of 21
	S&P	BBB+	8 out of 22
Bell Canada subordinated long-term debt securities	DBRS	BBB (low)	10 out of 26
	Moody’s	Baa2	9 out of 21
	S&P	BBB	9 out of 22

RATINGS FOR BCE PREFERRED SHARES

PREFERRED SHARES	RATING AGENCY	RATING	RANK
BCE preferred shares	DBRS	Pfd-3	8 out of 16
	S&P	P-2 (Low) (Canadian scale)	6 out of 18
		BBB- (Global scale)	8 out of 20

As of March 7, 2019, BCE and Bell Canada’s credit ratings have stable outlooks from DBRS, Moody’s and S&P.

GENERAL EXPLANATION

SHORT-TERM DEBT SECURITIES

The table below shows the range of credit ratings that each rating agency assigns to short-term debt instruments.

	HIGHEST QUALITY OF SECURITIES RATED	LOWEST QUALITY OF SECURITIES RATED
DBRS	R-1 (high)	D
Moody’s	P-1	NP
S&P (Canadian scale)	A-1 (High)	D
S&P (Global scale)	A-1+	D

The DBRS short-term debt rating scale provides an opinion on the risk that a borrower will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s short-term debt ratings are Moody’s opinions on the ability of issuers to meet short-term financial obligations. Short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect the likelihood of a default on contractual financial obligations and the expected financial loss suffered in the event of default.

An S&P Canadian commercial paper rating and short-term debt rating scale provides an assessment of whether a company can meet the financial commitments of a specific commercial paper program or other short-term financial instrument, compared to the debt servicing and repayment capacity of other companies in the relevant financial market.

LONG-TERM DEBT SECURITIES

The table below shows the range of credit ratings that each rating agency assigns to long-term debt instruments.

	HIGHEST QUALITY OF SECURITIES RATED	LOWEST QUALITY OF SECURITIES RATED
DBRS	AAA	D
Moody’s	Aaa	C
S&P	AAA	D

The DBRS long-term debt rating scale provides an opinion on the risk of default; that is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s long-term debt ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both the likelihood of a default on contractual financial obligations and the expected financial loss suffered in the event of default.

S&P’s long-term debt credit rating scale provides an assessment of the creditworthiness of a company in meeting a specific financial obligation, a specific class of financial obligations or a specific financial program. It takes into consideration the likelihood of payment; that is, the capacity and willingness of the company to meet its financial commitment on an obligation according to the terms of the obligation, among other factors.

PREFERRED SHARES

The table below describes the range of credit ratings that each rating agency assigns to preferred shares.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES RATED	OF SECURITIES RATED
DBRS	Pfd-1 (high)	D
S&P (Canadian scale)	P-1 (High)	D
S&P (Global scale)	AA	D

The DBRS preferred share rating scale indicates its assessment of the risk that a borrower may not be able to meet its full obligation to pay dividends and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

S&P’s preferred share rating is an assessment of the creditworthiness of a company in meeting a specific preferred share obligation issued in the relevant market, compared to preferred shares issued by other issuers in the relevant market.

22

	5	Our capital structure

BCE Inc. 2018 Annual Information Form

EXPLANATION OF RATING CATEGORIES RECEIVED FOR OUR SECURITIES

The following explanations of the rating categories received for our securities have been published by the applicable rating agencies.

The explanations and corresponding rating categories provided below are subject to change by the applicable rating agencies.

RATING	DESCRIPTION		EXPLANATION OF
AGENCY	OF SECURITIES	RATING CATEGORY	RATING CATEGORY RECEIVED
DBRS	Short-term debt	R-2 (high)	upper end of adequate credit quality
capacity for the payment of short-term financial obligations as they fall due is acceptable may be vulnerable to future events
	Long-term debt	BBB (high)	adequate credit quality
capacity for the payment of financial obligations is considered acceptable may be vulnerable to future events
	Long-term	BBB (low)	adequate credit quality
	subordinated debt		capacity for the payment of financial obligations is considered acceptable may be vulnerable to future events
	Preferred shares	Pfd-3	adequate credit quality
protection of dividends and principal is still considered acceptable, but the company is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Generally, companies withPfd-3 ratings have senior bonds rated at the higher end of the BBB category
Moody’s	Short-term debt	P-2	a strong ability to repay short-term debt obligations
	Long-term debt	Baa	subject to moderate credit risk
considered medium-grade and may have certain speculative characteristics
S&P	Short-term debt	A-1 (Low) (Canadian scale)	satisfactory capacity of the company to fulfill its financial commitment on the obligation
		A-2 (Global scale)	somewhat more susceptible to changing circumstances and economic conditions than obligations rated higher
	Long-term debt	BBB	adequate protection parameters
adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitments

	Preferred shares	P-2 (Low) (Canadian scale)	adequate protection parameters
		BBB- (Global scale)	adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitments

23

5	Our capital structure

BCE Inc. 2018 Annual Information Form

5.4 Trading of our securities

The common and first preferred shares of BCE are listed on the TSX under the respective symbols set out in the tables below. BCE’s common shares are also listed on the New York Stock Exchange (NYSE) under the symbol BCE.

The tables below and on the next page show the range in share price per month and volume traded on the TSX in 2018 for BCE’s common shares and each series of BCE’s first preferred shares.

		FIRST PREFERRED SHARES
	COMMON	SERIES R	SERIES S	SERIES T	SERIES Y	SERIES Z	SERIES AA	SERIES AB	SERIES AC	SERIES AD	SERIES AE
	SHARES (BCE)	(BCE.PR.R)	(BCE.PR.S)	(BCE.PR.T)	(BCE.PR.Y)	(BCE.PR.Z)	(BCE.PR.A)	(BCE.PR.B)	(BCE.PR.C)	(BCE.PR.D)	(BCE.PR.E)
January 2018
High	$60.490	$21.980	$21.510	$20.140	$21.490	$21.490	$20.750	$21.740	$21.700	$21.610	$21.650
Low	$57.000	$21.250	$20.290	$18.810	$20.350	$20.250	$19.500	$20.300	$20.350	$20.400	$20.210
Volume	34,705,416	175,541	56,133	23,755	246,939	5,626	170,939	552,615	159,643	290,377	271,076
February 2018
High	$58.000	$21.670	$21.550	$20.150	$21.600	$21.190	$20.690	$21.620	$21.740	$21.600	$21.530
Low	$54.440	$20.950	$21.180	$19.675	$21.090	$20.630	$19.860	$21.170	$21.060	$21.150	$21.120
Volume	37,431,765	56,798	28,258	39,577	137,495	2,532	104,260	51,457	149,271	137,360	176,963
March 2018
High	$57.700	$21.210	$21.560	$20.050	$21.560	$20.970	$20.370	$21.600	$21.740	$21.650	$21.540
Low	$54.200	$20.550	$21.100	$19.670	$20.930	$20.620	$19.800	$21.010	$21.240	$21.070	$21.040
Volume	34,056,857	45,921	74,650	16,530	142,354	19,141	171,447	114,249	83,025	105,404	63,076
April 2018
High	$55.480	$21.210	$21.260	$20.090	$21.110	$20.930	$20.700	$21.100	$21.730	$21.100	$21.100
Low	$53.000	$20.500	$20.320	$19.490	$20.390	$20.350	$19.800	$20.300	$20.950	$20.350	$20.400
Volume	33,168,614	150,671	39,932	25,196	56,151	13,750	81,501	65,023	922,977	246,868	317,638
May 2018
High	$54.910	$20.950	$20.770	$19.750	$21.000	$20.290	$20.050	$20.920	$21.020	$20.800	$20.760
Low	$52.895	$20.340	$20.520	$19.330	$20.520	$19.970	$19.370	$20.540	$20.690	$20.500	$20.480
Volume	33,975,165	385,727	72,220	19,800	64,519	10,036	50,678	111,076	316,427	211,254	283,398
June 2018
High	$55.480	$20.850	$21.080	$19.610	$20.820	$20.010	$19.740	$21.400	$21.170	$20.850	$20.810
Low	$53.150	$20.500	$20.550	$19.300	$20.510	$19.900	$19.350	$20.510	$20.730	$20.470	$20.540
Volume	29,975,464	134,018	32,610	13,700	46,238	14,243	448,433	186,751	32,851	153,232	177,635
July 2018
High	$56.310	$20.870	$21.140	$19.430	$21.380	$20.220	$19.950	$21.070	$21.200	$21.170	$21.260
Low	$53.200	$20.580	$20.570	$19.180	$20.560	$19.870	$19.410	$20.470	$20.660	$20.520	$20.560
Volume	23,482,175	50,283	65,625	91,575	153,285	17,425	344,730	166,111	104,507	106,156	551,971
August 2018
High	$55.310	$20.850	$20.980	$19.660	$20.920	$20.250	$19.800	$20.990	$21.050	$20.960	$20.890
Low	$53.000	$20.550	$20.690	$19.270	$20.640	$19.850	$19.440	$20.650	$20.630	$20.650	$20.650
Volume	29,387,038	30,350	69,100	143,440	53,587	10,196	32,297	97,013	77,628	82,794	105,657
September 2018
High	$53.310	$20.850	$20.880	$19.630	$20.880	$20.260	$19.770	$20.950	$21.160	$20.920	$20.900
Low	$51.700	$20.560	$20.580	$19.370	$20.670	$19.920	$19.480	$20.630	$20.800	$20.650	$20.430
Volume	27,856,513	40,732	25,691	389,316	60,335	15,086	64,027	116,823	220,473	72,252	46,500
October 2018
High	$53.890	$20.840	$21.100	$19.630	$21.190	$20.200	$20.050	$21.140	$21.020	$21.130	$21.100
Low	$50.720	$18.940	$19.550	$18.030	$19.630	$18.680	$18.590	$19.500	$19.500	$19.600	$19.640
Volume	38,926,715	461,331	60,215	95,580	68,085	20,265	89,366	172,092	442,212	224,089	132,905
November 2018
High	$57.450	$19.470	$20.550	$18.770	$20.370	$19.000	$19.000	$20.510	$19.990	$20.440	$20.420
Low	$51.110	$17.100	$17.610	$16.210	$17.440	$17.000	$16.650	$17.450	$17.410	$17.280	$17.260
Volume	46,087,869	75,834	28,585	43,020	176,994	43,349	167,404	104,133	135,585	215,454	221,050
December 2018
High	$57.700	$17.320	$17.890	$16.800	$17.820	$17.040	$16.990	$17.760	$18.000	$17.750	$17.730
Low	$53.100	$15.850	$16.200	$15.050	$16.020	$15.400	$15.050	$15.660	$16.370	$15.980	$15.920
Volume	42,383,079	115,495	124,457	26,951	150,565	24,672	119,636	188,315	110,038	315,607	404,840

24

	5	Our capital structure

BCE Inc. 2018 Annual Information Form

		FIRST PREFERRED SHARES
	SERIES AF	SERIES AG	SERIES AH	SERIES AI	SERIES AJ	SERIES AK	SERIES AL	SERIES AM	SERIES AN	SERIES AO	SERIES AQ
	(BCE.PR.F)	(BCE.PR.G)	(BCE.PR.H)	(BCE.PR.I)	(BCE.PR.J)	(BCE.PR.K)	(BCE.PR.L)	(BCE.PR.M)	(BCE.PR.N)	(BCE.PR.O)	(BCE.PR.Q)
January 2018
High	$20.600	$20.310	$21.650	$20.910	$21.580	$19.700	$19.990	$20.490	$20.500	$25.430	$24.720
Low	$19.400	$18.670	$20.300	$18.290	$20.340	$18.540	$17.900	$19.450	$19.680	$24.960	$24.050
Volume	313,319	301,199	244,612	322,165	188,439	463,933	79,659	63,234	55,272	98,745	350,393
February 2018
High	$20.720	$20.290	$21.600	$20.170	$21.590	$19.890	$20.330	$21.110	$20.680	$25.330	$24.750
Low	$20.010	$19.530	$21.140	$18.600	$21.180	$19.210	$19.350	$19.900	$20.360	$24.890	$24.210
Volume	87,158	72,504	359,683	36,967	48,956	293,576	37,250	106,180	69,808	49,131	345,490
March 2018
High	$20.620	$20.340	$21.560	$20.170	$21.530	$20.000	$20.000	$20.750	$21.000	$25.540	$24.700
Low	20.210	$19.730	$21.060	$19.550	$21.050	$19.180	$19.240	$19.930	$20.350	$24.850	$24.180
Volume	148,637	29,727	182,805	89,777	43,851	301,801	12,500	85,025	23,856	47,950	86,165
April 2018
High	$20.860	$20.040	$21.070	$20.000	$21.100	$19.490	$19.460	$19.990	$20.850	$25.180	$24.580
Low	$20.070	$19.700	$20.390	$19.490	$20.360	$19.010	$19.050	$19.580	$20.500	$24.590	$23.800
Volume	156,071	55,590	162,641	32,269	64,955	189,396	17,615	82,823	51,348	52,958	184,675
May 2018
High	$20.340	$20.010	$20.770	$19.780	$20.750	$19.840	$20.000	$20.250	$21.000	$25.140	$25.190
Low	$20.000	$19.490	$20.500	$19.270	$20.560	$19.150	$19.250	$19.390	$20.190	$24.700	$24.370
Volume	16,665	11,892	242,559	112,820	100,008	360,374	16,389	73,946	10,563	50,094	185,122
June 2018
High	$20.180	$19.500	$20.840	$19.400	$20.820	$19.500	$19.360	$19.820	$20.700	$24.970	$25.010
Low	$19.920	$19.270	$20.520	$19.100	$20.500	$19.030	$19.150	$19.440	$20.200	$24.590	$24.370
Volume	122,646	81,265	196,916	21,460	71,219	177,071	44,000	100,187	19,675	60,060	236,179
July 2018
High	$20.520	$19.510	$21.080	$19.330	$21.100	$19.480	$19.300	$19.730	$20.990	$24.930	$24.700
Low	$19.900	$19.170	$20.380	$19.120	$20.560	$19.020	$19.100	$19.410	$20.390	$24.370	$24.420
Volume	47,395	112,790	444,996	109,831	142,976	172,863	8,385	101,959	17,462	181,430	54,811
August 2018
High	$20.450	$19.540	$20.930	$19.580	$20.880	$19.320	$19.410	$19.930	$20.730	$24.930	$24.820
Low	$20.160	$19.290	$20.640	$19.180	$20.630	$19.030	$19.150	$19.600	$20.400	$24.600	$24.400
Volume	37,924	228,697	161,940	170,130	42,732	396,125	21,424	70,553	15,490	61,690	179,514
September 2018
High	$20.600	$19.750	$20.900	$19.690	$20.870	$19.140	$19.400	$19.950	$20.760	$24.990	$24.750
Low	$20.150	$19.440	$20.580	$19.280	$20.600	$18.840	$18.890	$19.620	$20.420	$24.740	$24.400
Volume	38,061	35,645	105,976	41,635	20,966	242,403	53,460	87,414	14,807	89,405	154,959
October 2018
High	$20.600	$19.880	$21.100	$19.940	$21.100	$19.110	$19.130	$19.910	$20.650	$24.990	$24.540
Low	$19.050	$18.260	$19.620	$18.540	$19.580	$17.320	$17.330	$18.240	$19.880	$23.640	$23.260
Volume	100,565	59,303	156,441	84,460	90,981	561,609	181,850	254,065	96,507	53,120	417,146
November 2018
High	$19.930	$19.090	$20.400	$19.200	$20.390	$18.500	$18.800	$19.200	$20.320	$24.940	$24.400
Low	$17.190	$16.490	$17.410	$16.580	$17.410	$15.700	$16.080	$16.320	$17.070	$22.540	$21.880
Volume	82,284	323,714	164,250	66,810	122,851	341,724	102,075	96,412	34,858	93,471	287,225
December 2018
High	$17.460	$16.770	$17.750	$17.450	$17.730	$16.220	$16.260	$16.750	$17.430	$22.570	$22.080
Low	$15.540	$15.270	$15.800	$15.250	$15.900	$14.210	$14.040	$15.000	$14.430	$19.380	$19.150
Volume	66,315	57,733	165,801	64,838	60,606	540,544	36,415	168,906	48,050	100,001	180,885

25

6	Dividends and dividend payout policy

BCE Inc. 2018 Annual Information Form

6 Dividends and dividend payout policy

The board of directors of BCE reviews from time to time the adequacy of BCE’s common share dividend payout policy. BCE’s common share dividend payout policy is currently set to a target dividend payout ratio (1) of 65% to 75% of free cash flow (1). Our objective is to seek to achieve dividend growth while maintaining our dividend payout ratio within the target range and while balancing our strategic business priorities, including continuing to invest in strategic wireline and wireless network infrastructure and maintaining investment-grade credit ratings. For additional information, refer to section 1.4, Capital markets strategy of the BCE 2018 MD&A, on pages 35 to 37 of the BCE 2018 Annual Report.

BCE’s dividend payout policy, increases in the common share dividend and the declaration of dividends are subject to the discretion of BCE’s board of directors and, consequently, there can be no guarantee that BCE’s dividend payout policy will be maintained, that the dividend on common shares will be increased, or that dividends will be declared. Dividend increases and the declaration of dividends by the BCE board of directors are ultimately dependent on BCE’s operations and financial results, which are in turn subject to various assumptions and risks, including those outlined in section 1, Caution regarding forward-looking statements of this Annual Information Form.

The table below describes the increases in BCE’s annualized common share dividend starting with the quarterly dividend payable on April 15, 2016.

DATE OF ANNOUNCEMENT	AMOUNT OF INCREASE	EFFECTIVE DATE
February 4, 2016	5.0% (from $2.60 per share to $2.73 per share)	Quarterly dividend payable on April 15, 2016
February 2, 2017	5.1% (from $2.73 per share to $2.87 per share)	Quarterly dividend payable on April 15, 2017
February 8, 2018	5.2% (from $2.87 per share to $3.02 per share)	Quarterly dividend payable on April 15, 2018
February 7, 2019	5.0% (from $3.02 per share to $3.17 per share)	Quarterly dividend payable on April 15, 2019

Dividends on BCE’s first preferred shares are, if declared, payable quarterly, except for dividends on Series S, Series Y, Series AB, Series AD, Series AE, Series AH and Series AJ first preferred shares, which, if declared, are payable monthly.

The table below shows the amount of cash dividends declared per BCE common share and per Series R, Series S, Series T, Series Y, Series Z, Series AA, Series AB, Series AC, Series AD, Series AE, Series AF, Series AG, Series AH, Series AI, Series AJ, Series AK, Series AL, Series AM, Series AN, Series AO and Series AQ first preferred share for 2018, 2017 and 2016.

	2018	2017	2016
Common shares	$3.02	$2.87	$2.73
First preferred shares
Series R	$1.0325	$1.0325	$1.0325
Series S	$0.91392	$0.73681	$0.675
Series T	$0.75475	$0.75475	$0.824875
Series Y	$0.91392	$0.73681	$0.675
Series Z	$0.976	$0.835	$0.788
Series AA	$0.90252	$0.88251	$0.8625
Series AB	$0.91392	$0.73681	$0.675
Series AC	$1.095	$0.88752	$0.88752
Series AD	$0.91392	$0.73681	$0.675
Series AE	$0.91392	$0.73681	$0.675
Series AF	$0.7775	$0.7775	$0.7775
Series AG	$0.70	$0.70	$0.80625
Series AH	$0.91392	$0.73681	$0.675
Series AI	$0.6875	$0.6875	$0.8625
Series AJ	$0.91392	$0.73681	$0.675
Series AK	$0.7385	$0.7385	$1.03752
Series AL	$0.77374	$0.61139	–
Series AM	$0.691	$0.691	$0.821375
Series AN	$0.82625	$0.68625	$0.48868
Series AO	$1.065	$1.083125	$1.1375
Series AQ	$1.097625	$1.0625	$1.061

(1)	The terms free cash flow and dividend payout ratio do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

26

	7	Our directors and executive officers

BCE Inc. 2018 Annual Information Form

7 Our directors and executive officers

7.1 Directors

The table below lists BCE’s directors, where they lived, the date they were elected or appointed and their principal occupation on March 7, 2019.

Under BCE’s by-laws, each director holds office until the earlier of the next annual shareholder meeting or his or her resignation.

DIRECTORS
NAME, PROVINCE/STATE AND COUNTRY OF RESIDENCE	DATE ELECTED OR APPOINTED TO THE BCE BOARD	PRINCIPAL OCCUPATION ON MARCH 7, 2019
Barry K. Allen, Florida, United States	May 2009	Operating Partner, Providence Equity Partners LLC (a private equity firm focused on media, entertainment, communications and information investments), since September 2007
Sophie Brochu, Québec, Canada	May 2010	President and Chief Executive Officer, Énergir Inc. (a diversified energy company), since February 2007
Robert E. Brown, Québec, Canada	May 2009	Corporate director, since October 2009
George A. Cope, Ontario, Canada	July 2008	President and Chief Executive Officer, BCE and Bell Canada, since July 2008
David F. Denison, FCPA, FCA, Ontario, Canada	October 2012	Corporate director, since June 2012, and Chartered Professional Accountant
Robert P. Dexter, Nova Scotia, Canada	November 2014	Chair and Chief Executive Officer of Maritime Travel Inc. (an integrated travel company), since July 1979
Ian Greenberg, Québec, Canada	July 2013	Corporate director, since July 2013
Katherine Lee, Ontario, Canada	August 2015	Corporate director, since March 2018, and Chartered Professional Accountant
Monique F. Leroux, C.M., O.Q., FCPA, FCA, Québec, Canada	April 2016	Corporate director, since April 2016, and Chartered Professional Accountant
Gordon M. Nixon, Ontario, Canada	November 2014	Chair of the board of directors, BCE and Bell Canada, since April 2016, and corporate director, since September 2014
Calin Rovinescu, Québec, Canada	April 2016	President and Chief Executive Officer, Air Canada (an airline company), since April 2009
Karen Sheriff, Ontario, Canada	April 2017	Corporate director, since October 2016
Robert C. Simmonds, Ontario, Canada	May 2011	Chair, Lenbrook Corporation (a national distributor of electronics components and radio products), since April 2002
Paul R. Weiss, FCPA, FCA, Ontario, Canada	May 2009	Corporate director, since April 2008, and Chartered Professional Accountant

PAST OCCUPATION

All of BCE’s directors have held the positions listed above or other executive positions with the same or associated firms or organizations during the past five years or longer, except for the directors listed below.

DIRECTORS	PAST OCCUPATION
Katherine Lee

Chief Executive Officer of 3 Angels Holdings Limited (a real estate holding company) from April 2016 to March 2018;President and Chief Executive Officer of GE Capital Canada (a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors), from 2010 to February 2015

Monique F. Leroux, C.M., O.Q., FCPA, FCA	Chair, President and Chief Executive Officer of Desjardins Group (the leading cooperative financial group in Canada), from 2008 to April 2016
Gordon M. Nixon	President and Chief Executive Officer of Royal Bank of Canada (a chartered bank), from 2001 to August 2014
Karen Sheriff

President and Chief Executive Officer of Q9 Networks Inc. (a data centre services provider), from January 2015 to October 2016; President and Chief Executive Officer of Bell Aliant (a telecommunications company) from 2008 to 2014

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7	Our directors and executive officers

BCE Inc. 2018 Annual Information Form

COMMITTEES OF THE BOARD

The table below lists the committees of BCE’s board of directors and their members on March 7, 2019.

COMMITTEES	MEMBERS
Audit	Paul R. Weiss (Chair) David F. Denison, Robert P. Dexter, Ian Greenberg, Katherine Lee, Monique F. Leroux, Robert C. Simmonds
Corporate Governance	Barry K. Allen (Chair) Sophie Brochu, Robert E. Brown, Monique F. Leroux, Robert C. Simmonds
Management Resources and Compensation	Robert E. Brown (Chair) Barry K. Allen, Sophie Brochu, Ian Greenberg, Calin Rovinescu
Pension Fund	David F. Denison (Chair) Robert P. Dexter, Katherine Lee, Calin Rovinescu, Karen Sheriff, Paul R. Weiss

7.2 Executive officers

On October 4, 2018, Mr. Mirko Bibic was appointed as Chief Operating Officer of BCE and Bell Canada. Mr. Bibic also continues to lead legal and regulatory strategy for the BCE group of companies.

On the same date, Mr. Wade Oosterman was appointed as Vice Chair of BCE and Bell Canada. Mr. Oosterman assumed a senior advisory and oversight role on the Bell executive team, in addition to his existing leadership of Bell Media as Group President and his role as Bell’s Chief Brand Officer.

The table below lists BCE’s and Bell Canada’s executive officers, where they lived and the office they held at BCE and/or Bell Canada on March 7, 2019.

NAME	PROVINCE AND COUNTRY OF RESIDENCE	OFFICE HELD AT BCE/BELL CANADA
Mirko Bibic	Ontario, Canada	Chief Operating Officer (BCE and Bell Canada)
Michael Cole	Ontario, Canada	Executive Vice-President and Chief Information Officer (Bell Canada)
George A. Cope	Ontario, Canada	President and Chief Executive Officer (BCE and Bell Canada)
Stephen Howe	Ontario, Canada	Executive Vice-President and Chief Technology Officer (Bell Canada)
Rizwan Jamal	Ontario, Canada	President – Bell Residential & Small Business (Bell Canada)
Blaik Kirby	Ontario, Canada	President – Bell Mobility (Bell Canada)
Glen LeBlanc	Nova Scotia, Canada	Executive Vice-President and Chief Financial Officer (BCE and Bell Canada)
Bernard le Duc	Ontario, Canada	Executive Vice-President – Corporate Services (BCE and Bell Canada)
Randy Lennox	Ontario, Canada	President – Bell Media (Bell Canada)
Thomas Little	Ontario, Canada	President – Bell Business Markets (Bell Canada)
Wade Oosterman	Ontario, Canada	Vice Chair & Group President (BCE and Bell Canada)
Martine Turcotte	Québec, Canada	Vice Chair – Québec (BCE and Bell Canada)
John Watson	Ontario, Canada	Executive Vice-President – Customer Experience (Bell Canada)

PAST OCCUPATION

All of our executive officers have held their present positions or other executive positions with BCE or Bell Canada during the past five years or longer, except for:

NAME	PAST OCCUPATION
Glen LeBlanc	Executive Vice-President and Chief Financial Officer of Bell Aliant Inc. from 2010 to December 2014
Randy Lennox	President and Chief Executive Officer of Universal Music Canada from 1998 to August 2015

7.3 Directors’ and executive officers’ share ownership

As at December 31, 2018, BCE’s directors and executive officers as a group beneficially owned, or exercised control or direction over, directly or indirectly, 672,172 common shares (or less than 0.1%) of BCE.

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	8	Legal proceedings

BCE Inc. 2018 Annual Information Form

8 Legal proceedings

In the ordinary course of our business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. This section describes important legal proceedings in which we were involved as at March 7, 2019. This list is not comprehensive and we are involved in a number of other legal proceedings. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 7, 2019, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements or operations. We believe that we have strong defences and we intend to vigorously defend our positions.

PURPORTED CLASS ACTION CONCERNING INDEXATION RATE OF PENSION PAYMENTS

On January 16, 2018, a statement of claim was filed pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court against Bell Canada, Bell Mobility, Bell Media and Expertech alleging that the indexation rate under the Bell Canada Pension Plan was not properly calculated for the year 2017. The action seeks to certify a class action consisting of all persons, wherever resident, who are or were members of the Bell Canada Pension Plan, or otherwise entitled to benefits thereunder, and were entitled to receive indexed pension payments as of January 1, 2017, together with the spouses, estates, heirs, beneficiaries and representatives of those who died. The action seeks damages in the amount of $150 million or any greater amount determined by the court, for breach of contract under the Bell Canada Pension Plan, as well as for breach of fiduciary and trust duties under the Pension Benefits Standards Act of 1985. The action has not yet been certified as a class action.

PURPORTED CLASS ACTION CONCERNING PROMOTIONAL PRICING

On July 4, 2016, an application for authorization to institute a class action was filed in the Québec Superior Court against a number of telecommunications companies, banks and other service providers, including Bell Canada, on behalf of all customers in Québec who, since July 4, 2013, were provided a service either for free or at a discounted price for a fixed period of time, after which a regular price applied unless the customers sent a notice indicating that they did not wish to obtain the service at the regular price (regardless of the disclosure made to customers of the temporary nature of the free or discounted period). The plaintiff alleges that this practice violates the Québec Consumer Protection Act. The action seeks unspecified compensatory damages as well as punitive damages. On May 14, 2018, the Québec Superior Court dismissed the plaintiff’s application for authorization to institute a class action. On July 4, 2018, the plaintiff appealed the decision to the Québec Court of Appeal. The action has not yet been authorized as a class action.

PATENT INFRINGEMENT LAWSUIT CONCERNING 4G LTE WIRELESS COMMUNICATIONS SYSTEMS

On February 18, 2016, a claim was filed in the Federal Court against a number of telecommunications companies, including Bell Canada and BCE Inc., by Wi-LAN Inc. The claim alleges that the defendants, by making, using and selling 4G LTE wireless communications systems, including wireless products and services, infringe three patents owned by Wi-LAN Inc. This claim seeks declaratory and injunctive relief as well as unspecified damages or an accounting of profits. On June 9, 2016, the claim was amended to remove Bell Canada and BCE Inc. as defendants and add Bell Mobility as the sole defendant. In 2018, Wi-LAN Inc. amended its claim to remove two of the three patents on which it asserted infringement by the defendants. The claim was further amended to remove Wi-LAN Inc.’s demand for injunctive relief. Bell Mobility intends to exercise all available indemnity recourses from third parties that provide the intellectual property upon which its wireless communications systems are based.

CLASS ACTION AND PURPORTED CLASS ACTION CONCERNING SERVICE FEE MODIFICATIONS

On November 27, 2015, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada, Bell ExpressVu and Bell Mobility on behalf of all consumers whose monthly fees for wireline telephone services, Internet services, Fibe TV services, satellite TV services or wireless postpaid services were unilaterally modified at any time since November 2012. The plaintiff alleges that the notices provided by the defendants of the price increases or reductions of the bundle discount were not compliant under the Québec Consumer Protection Act. The action seeks the reimbursement, since November 2012, of the monthly price increases and/or reductions of the bundle discount, and payment of punitive damages in the amount of $100 per class member. On July 10, 2017, the court authorized the action to proceed as a class action.

On December 12, 2018, another application for authorization to institute a class action was filed in the Québec Superior Court against regional subsidiaries Télébec, Limited Partnership and Cablevision du Nord de Québec Inc. on behalf of all consumers and business entities whose monthly fees for wireline telephone services, Internet services, TV services or wireless postpaid services were unilaterally modified at any time since December 2015. The plaintiff alleges that the notices provided by the defendants of the price increases or reductions of the bundle discount were not compliant under the Québec Consumer Protection Act. The action seeks the reimbursement, since December 2015, of the monthly price increases and/or reductions of the bundle discount, and payment of punitive damages in the amount of $100 per class member. This action has not yet been authorized as a class action.

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8	Legal proceedings

BCE Inc. 2018 Annual Information Form

PURPORTED CLASS ACTION CONCERNING RELEVANT ADVERTISEMENTS INITIATIVE

On April 14 and 16, 2015, respectively, an application for authorization to institute a class action was filed against Bell Canada and Bell Mobility in the Québec Superior Court and a statement of claim was filed against Bell Canada and Bell Mobility pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court (collectively, the Actions). Together, the Actions seek to certify a national class consisting of Bell Mobility customers who subscribed to mobile data services between November 16, 2013 and April 13, 2015. The plaintiffs seek damages for breach of contract, breach of the Telecommunications Act, breach of the Québec Consumer Protection Act, intrusion upon seclusion and waiver of tort resulting from Bell Canada’s and Bell Mobility’s alleged unauthorized use and disclosure of personal information pursuant to the “Relevant Advertisements Initiative”. Unspecified punitive damages are also sought in the Québec action. On November 16, 2017, the court stayed the Québec action. The Actions have not yet been certified as class actions.

PURPORTED CLASS ACTION CONCERNING CELLULAR USAGE AND HEALTH RISK

In July 2013, more than 25 defendants, including BCE Inc., Bell Canada, Bell Mobility, Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP) and other wireless carriers and device manufacturers, were served with a statement of claim previously filed pursuant to the Class Proceedings Act (British Columbia) in the Supreme Court of British Columbia. The action seeks certification of a national class encompassing all persons in Canada, including their estates and spouses, who have used cellular phones next to their heads for a total of at least 1,600 hours. The action also seeks certification of a subclass of such persons who have been diagnosed with a brain tumour (as well as their estates and spouses). The statement of claim alleges that wireless carriers defendants are liable to the purported class on the basis of, among other things, negligence in the design and testing of cellular phones, failure to warn about the health risks associated with cellular phones, negligent misrepresentation, deceit, breach of warranty and breach of competition, consumer protection and trade practices legislation. The plaintiffs seek unspecified damages, including reimbursement of defendants’ revenue earned from selling cellular phones to class members, and punitive damages. On September 3, 2014, the Supreme Court of British Columbia ordered the removal of BCE Inc. and Bell Canada as defendants. The action has not yet been certified as a class action.

IP INFRINGEMENT LAWSUITS CONCERNING IPTV SYSTEMS

On April 23, 2013, a claim was filed in the Federal Court against Bell Canada and Bell Aliant LP (now Bell Canada) by Mediatube Corp. and NorthVu Inc. The claim alleges that the defendants, through their development and use of IPTV systems, infringed on a patent owned by NorthVu Inc. and licensed to Mediatube Corp. In addition to declaratory and injunctive relief, the plaintiffs seek damages in the form of unpaid royalties in relation to the defendants’ revenues from their IPTV services (the plaintiffs estimate that the monetary value of these royalties exceeds $350 million) or an accounting of the defendants’ profits, as well as punitive damages. On January 4, 2017, the Federal Court dismissed the action on the basis that Bell Canada did not infringe the patent and that the claims of punitive damages were without merit. The plaintiffs appealed the decision to the Federal Court of Appeal. Plaintiff NorthVu Inc. discontinued its appeal, leaving Mediatube Corp. as the sole appellant.

On January 19, 2018, a claim was filed in the Federal Court against BCE Inc., Bell Canada, Bell Aliant Regional Communications Inc., Bell MTS Inc. and NorthernTel LP by Rovi Guides, Inc. and Tivo Solutions Inc. Separate and similar actions have been filed by the same plaintiffs against other Canadian telecommunications and cable companies. The claim alleges that the defendants, through their manufacture, distribution, sale and use of certain features of their IPTV systems, have infringed six patents variously owned by the defendants. The claim also alleges that the defendants have, through their marketing and customer support activities, induced users to infringe the patents. In addition to declaratory and injunctive relief, the plaintiffs seek damages in the form of unpaid royalties in relation to the defendants’ revenues from their IPTV services or an accounting of the defendants’ profits. On May 25, 2018, the plaintiffs discontinued the claim with respect to two of the six patents on which they asserted infringement. Bell Canada intends to exercise all available indemnity recourses from third parties that provide the intellectual property upon which its IPTV services are based.

CLASS ACTIONS CONCERNING INCREASE TO LATE PAYMENT CHARGES

On October 28, 2010, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and Bell Mobility on behalf of all physical persons and companies of 50 employees or less in Canada who were billed late payment charges since June 2010. The plaintiffs allege that the increase by Bell Canada and Bell Mobility of the late payment charge imposed on customers who fail to pay their invoices by the due date from 2% to 3% per month is invalid. The action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges in excess of 2% per month to the members of the class. In addition to the reimbursement of such amounts, the action also seeks payment of general and punitive damages. On December 16, 2011, the court authorized the action but limited the class members to residents of the province of Québec with respect to home phone, wireless and Internet services.

On January 10, 2012, another application for the authorization to institute an identical class action was filed in the Québec Superior Court against Bell ExpressVu with respect to TV services, later amended to add Bell Canada as defendant. On December 19, 2014, the court authorized this action to proceed as a class action.

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	8	Legal proceedings

BCE Inc. 2018 Annual Information Form

CLASS ACTION AND PURPORTED CLASS ACTION CONCERNING ROUNDING-UP OF MINUTES

On July 25, 2008, a statement of claim was filed pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court against BCE Inc. on behalf of all its residential long distance customers in Canada who, since July 2002, have had their call times rounded up to the next full minute for billing purposes (the First Rounding-Up Action). On August 18, 2008, a similar statement of claim (the Second Rounding-Up Action) was filed against Bell Mobility in the same court on behalf of all Canadian Bell Mobility customers who, since July 2002, have had their wireless airtime rounded up to the next full minute. Both actions allege that BCE Inc. and Bell Mobility misrepresented and did not disclose that they round up to the next full minute when calculating long distance call time or wireless airtime. The class actions seek reimbursement of all amounts received by BCE Inc. and Bell Mobility as a result of the rounded-up portion of per minute charges for residential long distance calls and wireless airtime. Each action originally claimed general damages of $20 million, costs of $1 million for administering the distribution of damages and $5 million in punitive damages. On January 15, 2014, the Second Rounding-Up Action was amended to include an allegation of breach of contract and to increase claimed general damages to $500 million and claimed punitive damages to $20 million. The Second Rounding-Up Action was certified as a class action on November 25, 2014. The First Rounding-Up Action has not yet been certified as a class action.

PURPORTED CLASS ACTION CONCERNING 911 FEES

On June 26, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against a number of communications service providers, including Bell Mobility and Bell Aliant LP (now Bell Mobility as successor to the Bell Aliant LP wireless business), on behalf of certain alleged customers. The action also named BCE Inc. and Bell Canada as defendants. The statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation and collusion in connection with certain “911 fees” invoiced by communications service providers to their customers. The plaintiffs seek unspecified damages, punitive damages and an accounting and constructive trust of the “911 fees” collected. The action seeks certification of a national class encompassing all customers of communications service providers wherever resident in Canada. On July 22, 2013, the plaintiffs delivered an amended statement of claim which removed BCE Inc. and Bell Canada as defendants, and added claims for unjust enrichment and breaches of provincial consumer protection legislation and the Competition Act. The action has not yet been certified as a class action.

CLASS ACTION CONCERNING WIRELESS SYSTEM ACCESS FEES

On August 9, 2004, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against a number of wireless communications service providers, including Bell Mobility and Bell Aliant LP (now Bell Mobility as successor to the Bell Aliant LP wireless business), on behalf of certain alleged customers. This statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion in connection with certain system access fees and system licensing charges invoiced by wireless communications service providers to their customers. The plaintiffs are seeking unspecified general and punitive damages. On September 17, 2007, the court granted certification, on the grounds of unjust enrichment only, of a national class encompassing all customers of the defendant wireless communications service providers wherever resident in Canada, on the basis of an opt-out class in Saskatchewan and an opt-in class elsewhere in Canada.

OTHER

We are subject to other claims and legal proceedings in the ordinary course of our current and past operations, including class actions, employment-related disputes, contract disputes, competitor disputes and customer disputes. In some claims and legal proceedings, the claimant seeks damages as well as other relief which, if granted, could require substantial expenditures on our part or could result in changes to our business practices.

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9	Interest of management and others in material transactions	10	Interest of experts	11	Transfer agent and registrar	12	For more information

BCE Inc. 2018 Annual Information Form

9 Interest of management and others in material transactions

To the best of our knowledge, there were no current or nominated directors or executive officers or any associate or affiliate of a current or nominated director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected us or is reasonably expected to materially affect us.

10 Interest of experts

Deloitte LLP prepared the Report of independent registered public accounting firm in respect of our audited consolidated financial statements and the Report of independent registered public accounting firm in respect of our internal control over financial reporting. Deloitte LLP is independent of BCE within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (U.S.) (PCAOB).

11 Transfer agent and registrar

The transfer agent and registrar for the common shares and preferred shares of BCE in Canada is AST Trust Company (Canada) at its principal offices in Montréal, Québec; Toronto, Ontario; Calgary, Alberta; and Vancouver, British Columbia; and in the U.S. is American Stock Transfer & Trust Company, LLC at its principal office in Brooklyn, New York.

The register for Bell Canada’s debentures and Bell Canada’s subordinated debentures is kept at the principal office of CIBC Mellon Trust Company (CIBC Mellon), through BNY Trust Company of Canada (BNY) acting as attorney, in Montréal, and facilities for registration, exchange and transfer of the debentures are maintained at the principal offices of CIBC Mellon, through BNY acting as attorney, in Montréal and Toronto.

The register for Bell MTS’ notes assumed by Bell Canada is kept at the principal office of Computershare Trust Company of Canada (Computershare) in Montréal, and facilities for registration, exchange and transfer of the notes are maintained at Computershare’s offices in Montréal, Toronto and Calgary.

12 For more information

This Annual Information Form as well as BCE’s annual and quarterly reports and news releases are available on BCE’s website at BCE.ca.

Additional information, including information about directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in BCE’s management proxy circular for its most recent annual meeting of security holders that involved the election of directors.

Additional information relating to BCE is available on SEDAR at sedar.com and on EDGAR at sec.gov. Additional financial information is provided in BCE’s audited consolidated financial statements and the related management’s discussion and analysis for BCE’s most recently completed financial year, contained in the BCE 2018 Annual Report. You may ask for a copy of the annual and quarterly management’s discussion and analysis of BCE by contacting the Investor Relations group of BCE at Building A, 8th Floor, 1, Carrefour Alexander-Graham-Bell, Verdun, Québec H3E 3B3 or by sending an e-mail to investor.relations@bce.ca.

Shareholder inquiries 1-800-561-0934

Investor relations 1-800-339-6353

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	13	Schedule 1 – Audit Committee information

BCE Inc. 2018 Annual Information Form

13 Schedule 1 – Audit Committee information

The purpose of BCE’s Audit Committee (Audit Committee) is to assist the board of directors in its oversight of:

  the integrity of BCE’s financial statements and related information
  BCE’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditors the performance of both the external and internal auditors management’s responsibility for assessing and reporting on the effectiveness of internal controls
  BCE’s enterprise risk management processes

MEMBERS’ FINANCIAL LITERACY, EXPERTISE AND SIMULTANEOUS SERVICE

Under the Sarbanes-Oxley Act of 2002 and related SEC rules, BCE is required to disclose whether its Audit Committee members include at least one “audit committee financial expert” as defined by these rules. In addition, National Instrument 52-110 – Audit Committees and the NYSE governance rules followed by BCE require that all audit committee members be “financially literate” and “independent”.

The BCE board of directors has determined that all the members of the Audit Committee during 2018 were, and all current members of the Audit Committee are, financially literate and independent, and that the current Chair of the Audit Committee, Mr. P.R. Weiss, and Mr. D.F. Denison, Ms. K. Lee and Ms. M.F. Leroux are qualified as “audit committee financial experts”. The table below outlines the relevant education and experience of all members of the Audit Committee, whether during 2018 or currently.

RELEVANT EDUCATION AND EXPERIENCE

P.R. Weiss, FCPA, FCA (Chair)

Mr. Weiss has been a director of BCE since May 2009 and became Chair of the Audit Committee on May 7, 2009. Mr. Weiss is a director and audit committee Chair at Torstar Corporation and a member of the board of trustees and audit committee Chair of Choice Properties REIT. He was a director and audit committee member of The Empire Life Insurance Company until May 2014 and was a director and audit committee member of ING Bank of Canada until November 2012. He is a past Chair of Soulpepper Theatre Company and of Toronto Rehab Foundation. For over 40 years, until his retirement in 2008, he was with KPMG LLP (an accounting firm). He served as Managing Partner of the Canadian Audit Practice, a member of KPMG Canada’s management committee and a member of the International Global Audit Steering Group. Mr. Weiss holds a Bachelor of Commerce degree from Carleton University. He is a Chartered Professional Accountant and a Fellow of CPA Ontario.

D.F. Denison, FCPA, FCA

Mr. Denison has been a director of BCE since October 2012. Mr. Denison is a corporate director with extensive experience in the financial services industry. He served as President and Chief Executive Officer of the Canada Pension Plan Investment Board (an investment management organization) from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited (a financial services provider). He has also held a number of senior positions in the investment banking, asset management and consulting sectors in Canada, the United States and Europe. Mr. Denison serves as a member of the Investment Board and International Advisory Committee of the Government of Singapore Investment Corporation, the China Investment Corporation International Advisory Council and co-chairs the University of Toronto Investment Committee. He is a director and audit committee chair of Royal Bank of Canada, and is Chair of Element Fleet Management Corp. Mr. Denison earned bachelor’s degrees in Mathematics and Education from the University of Toronto, is a Chartered Professional Accountant and a Fellow of CPA Ontario. He was named an Officer of the Order of Canada in 2014 and received an honourary Doctor of Laws degree from York University in 2016.

R.P. Dexter

Mr. Dexter has been a director of BCE since November 2014. He has been Chair and Chief Executive Officer of Maritime Travel Inc. since 1979. He holds bachelor’s degrees in both Commerce and Law from Dalhousie University and was appointed Queen’s Counsel in 1995. Mr. Dexter has over 20 years of experience in the communications sector, having served as a director of Maritime Tel & Tel Limited from 1997 to 1999 prior to joining the Aliant, and later the Bell Aliant boards until October 2014. He is also a counsel to the law firm Stewart McKelvey and was Chair of Sobeys Inc. and Empire Company Limited from 2004 to 2016. Mr. Dexter is also a director of High Liner Foods Incorporated and Chair of Wajax Corporation. He is a past audit committee member of each of these companies, as well as the audit committee of Bell Aliant.

I. Greenberg

Mr. Greenberg has been a director of BCE since July 2013. He is a corporate director and one of four brothers who founded Astral Media Inc. (a media company). From 1995 until July 2013, Mr. Greenberg was President and Chief Executive Officer of Astral Media Inc. He is Chair of Cineplex Inc., a member of the Broadcasting Hall of Fame and a recipient of the prestigious Ted Rogers and Velma Rogers Graham Award for his unique contribution to the Canadian broadcasting system. With his brothers, he also received the Eleanor Roosevelt Humanities Award for their active support of numerous industry and charitable organizations. Mr. Greenberg was a member of the Canadian Council of Chief Executives and a governor of Montréal’s Jewish General Hospital.

K. Lee

Ms. Lee has been a director of BCE since August 2015 and is a corporate director since March 2018. Ms. Lee served as President and Chief Executive Officer of GE Capital Canada from 2010 to February 2015. Prior to this role, Ms. Lee served as Chief Executive Officer of GE Capital Real Estate in Canada from 2002 to 2010, building it to a full debt and equity operating company. Ms. Lee joined GE in 1994, where she held a number of positions, including Director, Mergers & Acquisitions for GE Capital’s Pension Fund Advisory Services, based in San Francisco, and Managing Director of GE Capital Real Estate Korea, based in Seoul and Tokyo. Ms. Lee was Chief Executive Officer of 3 Angels Holdings Limited, a real estate holding company, from April 2016 to March 2018. Ms. Lee earned a Bachelor of Commerce degree from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community, championing women’s networks and Asia-Pacific forums. Ms. Lee is also a director and audit committee member of Colliers International Group Inc. and PSP Investments.

33

13	Schedule 1 – Audit Committee information

BCE Inc. 2018 Annual Information Form

M.F. Leroux, C.M., O.Q., FCPA, FCA

Ms. Leroux has been a director of BCE since April 2016. Companion of the Canadian Business Hall of Fame and the Investment Industry Hall of Fame, Ms. Leroux is a corporate director. She is the Chair of the Board of Investissement Québec and Vice-Chairman of Fiera Holdings Inc. She serves as an independent board member of global companies such as Michelin Group (ML-France), S&P Global Inc. (SPGI), Alimentation Couche-Tard Inc. (ATD) and Lallemand Inc. (a privately owned company). As such, she brings to these boards her diverse experience, among others, as Partner at Ernst and Young (EY) and President and Chief Executive Officer of Desjardins Group from 2008 to April 2016. Ms. Leroux is a Member of the Order of Canada, an Officer of the Ordre national du Québec, a Chevalier of the Légion d’honneur (France) and a recipient of the Woodrow Wilson Award (United States). She has been awarded Fellowship by the Ordre des comptables professionnels agréés du Québec and the Institute of Corporate Directors, and holds honorary doctorates from eight Canadian universities in recognition of her contribution to the business sector and to the community.

R.C. Simmonds

Mr. Simmonds has been a director of BCE since May 2011. He is a seasoned Canadian telecommunications executive who has served in public company roles from 1994 to 2006. From 1985 until 2000, he served as Chair of Clearnet Communications Inc., a Canadian wireless competitor that launched two all-new digital mobile networks. He became Chair of Lenbrook Corporation in 2002, having been a founder and director of the company since 1977. Internationally regarded as a leading wireless communications engineer and mobile spectrum authority, Mr. Simmonds has played a key role in the development of Canada’s mobile spectrum policies for more than 30 years. He is Chair of the Mobile and Personal Communications Committee of the Radio Advisory Board of Canada, a body that provides unbiased and technically expert advice to the federal Department of Innovation, Science and Economic Development, and is a past Chair of the Canadian Wireless Telecommunications Association. A laureate and member of Canada’s Telecommunications Hall of Fame and recipient of the Engineering Medal for Entrepreneurship from Professional Engineers Ontario, Mr. Simmonds earned a B.A.Sc. in Engineering Science (Electrical) at the University of Toronto. In October 2013, Mr. Simmonds became a Fellow of the Wireless World Research Forum (an organization dedicated to long-term research in the wireless industry) in recognition of his contribution to the industry.

The NYSE rules followed by BCE require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board of directors must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. In addition to serving on BCE’s Audit Committee, Ms. Monique F. Leroux currently serves on the audit committee of three public companies, Alimentation Couche-Tard Inc., Michelin Group and S&P Global Inc. The Board has reviewed the Audit Committee service of Ms. Leroux and has concluded that these other activities do not impair her ability to effectively serve on the Audit Committee. This conclusion is based on the following considerations, among others:

  she is not involved in full-time professional activities other than serving on various boards of directors and not-for-profit organizations and acting as strategic advisor she has extensive accounting and financial knowledge and experience, which serves the best interests of BCE and assists the Audit Committee in the discharge of its duties she makes valuable contributions to BCE’s Audit Committee, and she attended 100% of Board and committee meetings, including the Audit Committee, in 2018.

PRE-APPROVAL POLICIES AND PROCEDURES

BCE’s Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence identifying the services that the external auditors may and may not provide to BCE and its subsidiaries pre-approving all services to be provided by the external auditors of BCE and its subsidiaries establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained

In particular, the policy specifies that:

  the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation, or legal services for all audit and non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors specific permitted services, however, are pre-approved annually and quarterly by the Audit Committee and consequently only require approval by the Executive Vice-President and Chief Financial Officer prior to engaging the external auditors at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the pre-approval amounts.

The Auditor Independence Policy is available in the governance section of BCE’s website at BCE.ca.

EXTERNAL AUDITORS’ FEES

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2018 (IN $ MILLIONS)	2017 (IN $ MILLIONS)
Audit fees (1)	12.1	10.8
Audit-related fees (2)	1.5	2.1
Tax fees (3)	0.4	0.5
All other fees (4)	0.0	0.0
Total (5)	14.0	13.4

(1)	These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, other regulatory audits and filings and translation services.
(2)	These fees relate to non-statutory audits and due diligence procedures.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits.
(4)	These fees include any other fees for permitted services not included in any of the above-stated categories.
(5)	The amounts of $14.0 million for 2018 and $13.4 million for 2017 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $11.7 million in 2018 and $10.4 million in 2017.

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	14	Schedule 2 – Audit Committee charter

BCE Inc. 2018 Annual Information Form

14 Schedule 2 – Audit Committee charter

I.	Purpose
The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:
A.	the integrity of the Corporation’s financial statements and related information;
B.	the Corporation’s compliance with applicable legal and regulatory requirements;
C.	the independence, qualifications and appointment of the shareholders’ auditor;
D.	the performance of the Corporation’s shareholders’ auditor and internal audit;
E.	management responsibility for assessing and reporting on the effectiveness of internal controls; and
F.	the Corporation’s enterprise risk management processes.
II.	Duties and Responsibilities
The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:
A.	Financial Reporting and Control
1.	On a periodic basis, review and discuss with management and the shareholders’ auditor the following:
	a.	major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles, and issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;
	b.	analyses prepared by management and/or the shareholders’ auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including the impact of selecting one of several generally accepted accounting principles (GAAP) and/or non GAAP measures on the financial statements when such a selection has been made in the current reporting period;
	c.	the effect of regulatory and accounting developments, as well as off-balance sheet arrangements, on the financial statements of the Corporation; and
	d.	the type and presentation of information to be included in earnings press releases (including any use of pro-forma or non-GAAP information).
2.	Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:
	a.	the Corporation’s annual and interim consolidated financial statements and the related “Management’s Discussion and Analysis”, Annual Information Forms, earnings press releases and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;
		–	In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the Corporation’s interim consolidated financial statements and the related “Management’s Discussion and Analysis”, the interim earnings press releases and the earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;
	b.	any audit issues raised by the shareholders’ auditor and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.
3.	Review and discuss reports from the shareholders’ auditor on:
	a.	all critical accounting policies and practices used by the Corporation;
	b.	all material selections of accounting policies when there is a choice of policies available under GAAP that have been discussed with management, including the ramifications of the use of such alternative treatment and the alternative preferred by the shareholders’ auditor; and
	c.	other material written communications between the shareholders’ auditor and management, and discuss such communication with the shareholders’ auditor.

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14	Schedule 2 – Audit Committee charter

BCE Inc. 2018 Annual Information Form

B.	Oversight of the Shareholders’ Auditor
1.	Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditor and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required, and review, report and, where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditor.
2.	Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.
3.	Pre-approve all engagements for permitted non-audit services provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and to this effect may establish policies and procedures for the engagement of the shareholders’ auditor to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/review and permitted non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary.
4.	Delegate, if deemed appropriate, authority to the Chief Financial Officer to grant pre-approvals of audit, review and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.
5.	Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditor.
6.	At least annually, consider, assess, and report to the Board of Directors on:
	a.	the independence, objectivity and professional skepticism of the shareholders’ auditor, including that the shareholders’ auditor’s performance of permitted non-audit services does not impair the shareholders’ auditor’s independence;
	b.	obtaining from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor;
	c.	the quality of the engagement team including the evaluation of the lead audit partner, taking into account the opinions of management and internal audit; and
	d.	the quality of the communications and interactions with the external auditor.
7.	At least annually, obtain and review a report by the shareholders’ auditor describing:
	a.	the shareholders’ auditor’s internal quality-control procedures;
	b.	any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, issued in the reporting year, respecting one or more independent audits carried out by the shareholders’ auditor firm in Canada and the United States, limited to the Public Company Accounting Oversight Board, and any steps taken to deal with any such issues.
8.	At least every 5 years, unless the annual assessment indicates otherwise, conduct a comprehensive review of the shareholders’ auditor and report to the Board of Directors on:
	a.	the independence, objectivity and professional skepticism of the shareholders’ auditor;
	b.	the quality of the engagement team; and
	c.	the quality of communications and interactions with the shareholders’ auditor.
9.	Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.
10.	Review the annual audit plan with the shareholders’ auditor.
11.	Meet periodically with the shareholders’ auditor in the absence of management and internal audit.
C.	Oversight of Internal Audit
1.	Review and discuss with the head of internal audit, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the appointment and mandate of internal audit, including the responsibilities, budget and staffing of internal audit;
	b.	discuss with the head of internal audit the scope and performance of internal audit, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on internal audit; and
	c.	obtain periodic reports from the head of internal audit regarding internal audit findings, including those related to the Corporation’s internal controls, and the Corporation’s progress in remedying any audit findings.
2.	Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditor.

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	14	Schedule 2 – Audit Committee charter

BCE Inc. 2018 Annual Information Form

D.	Oversight of the Corporation’s Internal Control System
1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s systems of internal controls over financial reporting;
	b.	compliance with the policies and practices of the Corporation relating to business ethics;
	c.	compliance by Directors, Officers and other management personnel with the Corporation’s Disclosure Policy; and
	d.	the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.
2.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.
3.	Review, monitor, report, and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s disclosure controls and procedures.
4.	Establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submissions by employees regarding questionable accounting or auditing matters.
5.	Meet periodically with management in the absence of the shareholders’ auditor and internal audit.
E.	Oversight of the Corporation’s Risk Management
1.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s processes for identifying, assessing, mitigating and, where required, reporting strategic, operational, regulatory and general risks exposures and the steps the Corporation has taken to monitor and control such exposures, including:
		–	the Corporation’s major financial risk exposures including fraud prevention;
		–	the Corporation’s major operational risk exposures including the Corporation’s business continuity plans, work stoppage and disaster recovery plans;
		–	the Corporation’s major vendor oversight risk exposures;
		–	the Corporation’s major security risks, including the physical, information and cyber security as well as security trends that may impact the Corporation’s operations and business; and
		–	the Corporation’s major legal obligation and compliance risks including regulatory, privacy and records management, environmental risks, and environment trends that may impact the Corporation’s operations and business.
2.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s compliance with internal policies and the Corporation’s progress in remedying any material deficiencies related to:
	a.	security policies, including the physical safeguarding of corporate assets and security of networks and information systems; and
	b.	environmental policy and environmental management systems.
3.	When appropriate, ensure that the Corporation’s subsidiaries establish an environmental policy and environmental management systems, and review and report thereon to the Board of Directors.
F.	Journalistic Independence
1.	Consider and approve, on recommendation from the Chief Executive Officer, the appointment and termination of the President, CTV News.
2.	At least annually, obtain and review a report by the President, CTV News regarding compliance with the Corporation’s Journalistic Independence Policy.
G.	Compliance with Legal Requirements
1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendation to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.
2.	Receive, on a periodic basis, reports from the Corporation’s Chief Legal Officer, with respect to the Corporation’s pending or threatened material litigation.
III.	Evaluation of the Audit Committee and Report to Board of Directors
A.	The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.
B.	The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.
C.	The Audit Committee shall report to the Board of Directors periodically on the Audit Committee’s activities.

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14	Schedule 2 – Audit Committee charter

BCE Inc. 2018 Annual Information Form

IV.	Outside Advisors
The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.
V.	Membership
The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors.
VI.	Audit Committee Chair
The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:
A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;
B.	In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;
C.	Chair meetings of the Audit Committee;
D.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;
E.	In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;
F.	Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee’s approval are appropriately tabled;
G.	Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, the adequacy and timing of materials in support of management’s proposals;
H.	Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and
I.	Carry out any special assignments or any functions as requested by the Board of Directors.
VII.	Term
The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.
VIII.	Procedures for Meetings
The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditor, at each regularly scheduled meeting.
IX.	Quorum and Voting
Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.
X.	Secretary
Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Audit Committee.
XI.	Vacancies
Vacancies at any time occurring shall be filled by resolution of the Board of Directors.
XII.	Records
The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

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